P. 9/30/05
ARS
1-10570

Right Time!


06020191







PROCESSED
JAN 0 5 2006
THOMSON
FINANCIAL

2005 was outstanding and the future holds excellent promise.

BJ SERVICES COMPANY
2005 ANNUAL REPORT

Right Place!





Worldwide energy demand continues to increase, and oil and gas companies are urgently working to bring more supplies to the market. With their efforts they face tremendous technical challenges in recovering additional hydrocarbons from mature fields along with producing from unconventional formations and difficult frontier environments such as deepwater regions.

Right Company!





The oil and gas industry's production related challenges align directly to BJ's unique position as the only global independent oilfield service company with its primary focus on specialized pumping related technologies and solutions that recover hydrocarbons from the most complex well conditions. The majority of our revenues in fiscal 2005 were generated by well construction, completion and production improvement services. BJ is recognized by customers around the world for innovative solutions.

Right Now!





In an environment of high commodity prices and dwindling prospects for new discoveries, our customers are more focused than ever on enhancing production in existing wells and improving recovery from older fields. This robust need for production enhancement services is expected to continue growing next year in North America and other major hydrocarbon basins worldwide. Our focus on production improving technologies and our highly qualified workforce makes BJ the right choice for customers and assists the company in its efforts to continue creating value for shareholders.

Right Results!



$3,500 $3,000 $2,500 $2,000 $1,500 $1,000 $500 $0

$1,300 $1,200 $1,100 $1,000 $900 $800 $700 $600

TOTAL REVENUE ($ Thousands)

REVENUE PER RIG ($ Thousands)

01 02 03 04 05

Total Revenue vs Revenue Per Rig

- U.S
- International
- Canada
- Revenue per Rig

$1.50 $1.25 $1.00 $.75 $.50 $.25 $0.00

01 02 03 04 05

Earnings Per Share

** Includes $56 million profit after taxes for the Halliburton patent infringment award.*

$700 $600 $500 $400 $300 $200 $100 $0

01 02 03 04 05

Operating Income

($ millions)

3,000 2,500 2,000 1,500 1,000 500 0

01 02 03 04 05

Worldwide Rig Count

BJ Stock Indexed to Oilfield Service Index and S&P 500



Summary of Selected Financial Data

(in thousands, except per share amounts)

	2005	2004
Revenue	**$3,243,186**	$2,600,986
Operating income	**637,059**	438,385
Income before taxes	**653,347**	520,737
Net income	**453,042**	361,041
Basic EPS	**1.40**	1.13
Diluted EPS	**1.38**	1.10
Total assets	**3,396,498**	3,290,697
Total interest-bearing debt	**82,374**	502,275
Stockholders' equity	**2,483,753**	2,094,136
Capital expenditures	**323,763**	200,577
Employees	**13,600**	12,825

"The Company's revenue increased 25% in fiscal 2005 versus fiscal 2004 as a result of increased drilling activity in the U.S., Canadian and International pressure pumping markets and improved revenue from all service lines in the Other Oilfield Services segment.

Operating income was $637.1 million, an increase of $198.7 million compared to last year. Operating income as a percentage of revenue improved to 19.6% compared to 16.9% in 2004 primarily as a result of favorable incremental margins on the activity gains in each of the Company's segments.

Cash flow from operating activities was $546 million. During fiscal year 2005, the Company invested a record $324 million in equipment and facilities, redeemed $422 million of convertible senior notes, paid $52 million of dividends and purchased $98 million in Company Stock. Ending cash and cash equivalents exceeded total debt by more than $274 million."

BJ Services Company is listed on the New York Stock Exchange, and its common stock trades under the symbol "BJS." The Company's core business consists of cementing, stimulation and coiled tubing services worldwide. The Company also provides completion tools, completion fluids, tubular services, pipeline and industrial commissioning and inspection services and specialty chemicals in selected geographic markets.

Shareholder's Letter

The Company generated record revenue of $3.2 billion in fiscal year 2005, up 25% from the prior year. Earnings per diluted share was a record $1.38, also up 25% from the prior year.

The Company achieved revenue growth from its US/Mexico, Canadian and International pressure pumping operations and from each of the Other Oilfield Services business lines during fiscal year 2005. Cash flow from operations was $546 million and the Company's debt to capitalization at year-end was 3.2%. During the year, utilization of excess cash and cash flow from operations included the investment of $324 million in equipment and facilities, the redemption of convertible senior notes for $422 million, payment of $52 million in dividends to our shareholders and the purchase of $98 million in Company Stock (4 million shares), consistent with the Company's stated intention to purchase shares during periods when the stock is depressed compared to its peers.

In July, our Board of Directors authorized a 25% increase of the Company's quarterly dividend to $0.05 per share. This action reflected the Board's positive view on the financial strength of the Company and its positive outlook for our industry.

Market Conditions

Crude oil prices averaged $53.69 per barrel for the year. During the course of the year, oil prices reached record highs driven by the war in Iraq and concerns about supply disruption, increased demand in the U.S., China, India and Japan and the production disruption in the U.S. Gulf of Mexico caused by hurricanes. These influences helped to cause the price of oil to end the fiscal year at $66.24 per barrel, up 33% from last year. Natural gas prices in the U.S. averaged $7.41 per thousand cubic feet as demand increased and production experienced little improvement despite drilling activity reaching recent record levels. Similar to oil pricing, we ended the fiscal year with natural gas in the U.S. priced at $14.50 per thousand cubic feet, up 125% from last year.

Drilling activity in the U.S. was up 15% for the year. In Canada, drilling activity was up 14% from the prior year, reaching close to record levels and continues at high levels as we enter the current winter drilling season. Mexico experienced reduced levels of activity, a result of budget constraints imposed on our customer, Pemex. Outside North America, average drilling activity was up 11% from the prior year, with gains in each of our operating regions.

Regional and Business Line Results

Pumping service operations in the US achieved record results for the year. Revenue was up 38%, producing incremental margins in excess of 45%. Our business in Mexico was down compared to last year, consistent with the reduced activity level. However, we continue to generate attractive profit margins in Mexico and we believe this market will provide longer-term growth opportunities. Reflective of the continued activity growth in Canada, our revenue improved 19% for the year. Our Canadian operations provide good operating income margins for the Company, and we expect this market to provide significant growth in the near term. Outside North America, our pumping service operations achieved 16% revenue

growth and experienced an 89% increase in operating income. Each of our International Regions generated revenue growth, with the largest gains coming from the Middle East.

Other Oilfield Services

Other Oilfield Service operations achieved revenue growth of 18% for the year with improved operating income margins. Each of our operating units in this group achieved revenue improvement, with the largest gains generated by the Completion Fluids business.

Operating/Technology Highlights

The Company experienced record revenue and profit from its North American business as well as outside North America during 2005. We also experienced records in personnel employed throughout the world and hours committed to training and employee development. Safety results are among the best in the Company's history.

There are several contributing factors to the Company's success:

- The market in North America is more active than at any time since we went public in 1990.
- Our customers are faced with challenges of increasing their reserves from difficult formations and complicated deepwater environments.
- With our focus on pumping services, we provide leading technologies and the best trained work force in the industry.
- Our financial discipline has allowed the Company to take advantage of growth opportunities as well as enhance shareholder value through dividends and treasury stock purchases.

Enhancing production from known reservoirs is a focus of most operators in the industry. Our stimulation business has grown appreciably in North America as customers are increasingly active in developing natural gas reserves from unconventional reservoirs; also demand for stimulation services outside North America continues to grow. Recent product development efforts at BJ have resulted in new lightweight proppants called "LiteProp™", which when combined with the Company's patented fluid systems, have resulted in significant production improvement for our customers. Revenue utilizing this product was up over 50% this year.

The Company was recently awarded the contract for cementing services on a 36,000 ft. well to be drilled in the Gulf of Mexico where bottom hole temperatures are expected to reach 600° F. Several different cement systems will be required to meet the technical challenges presented by this one well. Our patented Liquid Stone® pre-mixed slurry system was selected by the customer due to the efficiencies it provides when pumping large quantities of cement on an offshore rig, however it also assures consistent quality throughout the cement sheath and has tolerance to the extreme temperature conditions.

Within our Other Oilfield Services segment, our Completion Tools Division began producing screens used in sand control applications from its state-

of-the-art manufacturing facility, which was completed this year. This enhances their product offering, which is focused on sand control applications, and first year sales exceeded our expectations.

In January 2005, the Company was requested by a customer to be the pressure pumping service provider for a well blowout in Bangladesh. Over the course of ten months, the Company provided management and operational personnel and assembled 14,000 hydraulic horsepower pumping capacity to kill the well, which was finally brought under control in October.

The Company has been expanding into new markets as well as improving our position in existing markets. We've recently been awarded tubular services and coiled tubing contracts in Oman, which is a new market for the Company, and we will begin generating revenue from Libya during 2006. We have recently opened two new bases in Canada and have increased our pressure pumping capacity to take advantage of activity growth in that market. In the US, we have recently reopened an operating base in the Rocky Mountain area and opened a new base in the East.

Market Outlook

The long-term market fundamentals are good for further improved activity in our industry. World economics have entered a period of growth and we should continue to experience demand growth in our industry.

For fiscal year 2006, we expect drilling activity to be up worldwide and we have projected revenue and earnings improvement for the year. The Company is financially strong with the flexibility to make additional strategic acquisitions as they become available, dedicate capital to strategically important geographic markets, purchase the Company's Common Stock during periods when its price may be depressed or use capital for other value-adding purposes.





J. W. Stewart
Chairman, President and
Chief Executive Officer

December 14, 2005

Right Focus!



With our strength in stimulation and completion techniques, BJ is well positioned to meet the oil and gas industry's need to significantly enhance their production. We are solidly focused on meeting our customers' requirements and developing the right technical solutions to address their challenges. Every aspect of our operations—from investments to global expansion to personnel training and development—is driven by our focus on delivering optimal well completions and enhanced oil and gas production.

Research focused on Production Improvement

To meet our customers' unique requirements, our research is focused on developing specialized technological advances and proprietary technologies. We have state-of-the-art research and engineering facilities that continually seek better fluid chemistries and methods of application to achieve optimal results. We are also providing advanced technical and leadership training for our global workforce.

A Solution-Driven Culture

BJ has created a solution-driven culture in which we focus on customers' technological obstacles, including unconventional gas plays, deepwater frontiers and multiple pay zones. To meet these challenges, BJ researchers and scientists have developed innovative solutions such as lightweight proppants for tight-gas zones, specialized cementing formulations and deepwater well intervention systems, and advanced completion techniques to maximize production from multiple zones in a single well.

A Differentiating Focus

At BJ, our focus is clear: to meet our customers' needs for stimulation and completion related services. BJ's position as the only global service provider primarily focused on pressure pumping distinguishes us from our competitors and creates the right environment to deliver best-in-class solutions for customers.

Focused on More International Growth

Going forward, we see growth for BJ's industry-leading stimulation and completion techniques outside of North America. As international hydrocarbon basins mature and energy demand grows, producers will seek to boost output from unconventional gas reservoirs and deepwater basins, and the need for BJ's strong portfolio of technical solutions is expected to accelerate. Our growing international presence positions BJ to be a leading provider of choice to meet customers' requirements.

Consistent, Best Practices Worldwide

In every major producing region around the world, oil and gas companies count on BJ to deliver consistent, best-in-class practices to extract more hydrocarbons. Our commitment to technical and operational excellence underpins all of our global activities. BJ is recognized for our ability to leverage the transfer of our leading-edge technologies with a well-trained, experienced workforce.

A Unified Commitment to Excellence

Our workforce of 14,000 employees worldwide understands our customers' priorities. We are unified in our commitment to delivering excellence every day to our customers.

Right Technology!



At the heart of BJ, we are a technology company. Research and development underlies the delivery of quality products and services to our customers. We understand their technical challenges, which drive us to find technological breakthroughs as well as refine existing solutions and applications. Around the world, BJ scientists and engineers are passionate about putting our innovative technology to work for our customers. Our clear focus on stimulation and completion related products and services delivers responsive, comprehensive solutions to our customers.

Unprecedented Demand for Stimulation Services

To bring more energy supplies to the market, operators must enhance oil and gas production. This is spurring increased demand for stimulation and related services. BJ is a leader in providing comprehensive stimulation services, such as our lightweight proppants, fracturing and acidizing fluid systems, coiled tubing and higher-capacity pressure pumping equipment.

A Leader in Unconventional Gas Plays

BJ's proven track record of "unlocking" tight zones in the Barnett Shale–Texas' largest gas-producing region–exemplifies our capabilities to help operators develop unconventional gas reservoirs. We successfully completed and fractured 13 zones in one day in a Barnett Shale horizontal well with dramatic time savings and higher production for the customer. We see significant growth opportunities in other challenging plays, including tight gas sands and coalbed methane, to meet rising gas demand in North America.

A Competitive Edge in the Deepwater Frontiers

In the resource-rich deepwater frontiers, BJ meets customers' production needs by addressing technical challenges such as complex well designs and severe high pressure/high temperature downhole environments. Our cost-effective solutions span the range of deepwater requirements–from tubular and casing running services to solids-free completion fluids to specialized downhole tools for debris removal to intelligent completion systems. BJ's innovative technologies and services give us competitive advantages in the global deepwater regions.

Pumping New Life into Mature Fields

Faced with greater demand for oil and gas, producers are working to extract additional reserves from already-producing fields. BJ's range of stimulation and coiled tubing services and chemical well treatments can maximize production and extend the productive life of our customers' mature oil and gas wells. We're also addressing the challenge of excess water production with water management chemistry unique to BJ. New large field discoveries are fewer and harder for operators to find but the older fields will be a source for meeting oil and gas demands.

Environmental Responsibility

We recognize our corporate responsibility to develop environmentally safe products and systems. BJ scientists and engineers have designed innovative cementing and stimulation techniques that minimize environmental impact while also delivering strong performance. We're putting our "green chemistry" systems to work for customers with excellent results.

The Importance of Focused Problem-Solving

At BJ, we encourage innovative problem-solving, and our employees embrace this principle every day and everywhere we operate. For example, a team of BJ engineers and field technicians tailored a specialized cementing technique for a customer in the Gulf of Thailand. The solution helped the customer bring its gas wells on production more quickly and with lower cost. Every well is unique and every well deserves careful examination to achieve the best results.

State-of-the-Art Research Facilities

We have expanded our research facilities, including our state-of-the-art Technology and Employee Development Center near Houston, Texas. In early 2005, we completed another new manufacturing facility that produces advanced sand control screens. Our manufactured screens meet very specific standards and can improve production from complex, unconsolidated sand formations. This is just one example of how BJ seeks to improve every aspect associated with production enhancement.

Right People!



BJ has developed a specialized workforce where everyone is pulling in the same direction to achieve the best results. Everyone contributes and teamwork is essential. We understand the commitment required to deliver the best results on every customer's well. We invest heavily in specialized training to empower and foster good decisions and in career advancement programs to develop experts who professionally apply the services we offer. With the right people in place, we are addressing the high expectations for safety and reliable results. BJ is taking care of business with a focus on the resources that make the technology and apply the technology effectively.

A World of Opportunities for Employees

Our philosophy is to promote from within our organization, and we encourage employees to take an active role in progressing their career with BJ. To prepare employees for their next position, we offer advanced career development programs for operations, technical, mechanical, facilities and sales personnel to enhance their skills. BJ's commitment to developing employees helps us recruit and retain highly motivated people to deliver the best results to customers.

Developing World-Class Engineers for Our Customers' Projects

BJ's in-depth training program for Associate Engineers illustrates our commitment to professional development for employees. Entry-level engineers from around the world attend an eight-month program at BJ's state-of-the-art training and development center near Houston, which features hands-on learning at field operations. In 2006, we expect to double the program's participants.

A Commitment to Continuous Safety Improvement

We are dedicated to protecting the health and safety of BJ's employees and our customers and in the communities in which we operate. To reinforce our commitment to continuously improve our safety performance, we have initiatives to promote heavy-vehicle safe driving skills and expand supervisory safety leadership. We have introduced behavior-based and job observation training to ensure professional continuity throughout our operations.

Virtual Classrooms: Taking Training to the Next Level

At BJ, we view training as a lifelong endeavor that prepares employees for new opportunities. Together, our training centers near Houston and in Canada, Scotland, Argentina and Indonesia offer over 850 classes taught by certified instructors. We also support customers by providing advanced customer training seminars on pressure pumping and other technologies to inform their employees about the latest techniques and pressure pumping trends. And we offer training through BJ's "eLearning" series accessed through the Internet. These "virtual classrooms" are tailored to expand our employees' knowledge base and speed up the process by which proven techniques and practical applications can be delivered worldwide.

Corporate Officers and Directors

Officers



Mark J. Airola
Assistant General Counsel and Chief Compliance Officer



Alasdair Buchanan
Vice President Technology and Logistics



Susan E. Douget
Director of Human Resources



David D. Dunlap
Vice President and President, International Division



Brian T. McCole
Controller



Margaret B. Shannon
Vice President, General Counsel and Corporate Secretary



Jeffrey E. Smith
Treasurer



J. W. Stewart
Chairman, President and Chief Executive Officer



T. M. Whichard III
Vice President, Finance and Chief Financial Officer



Kenneth A. Williams
Vice President and President, U.S. / Mexico Division



In Memory of Mark Edward Hoel.

This year, on July 26, 2005, BJ Services Company lost one of it's visionary leaders. Mark was an officer of the Company and was a significant contributor to our success. He was committed to his work here at BJ and could envision the future as well as anyone. Mark was highly respected as a leader and as a strong and considerate person by those who knew him. Mark was a fellow employee and a friend and will be missed by all of us.

Board of Directors



L. William Heiligbrodt*#
Former President and Chief Operating Officer of Service Corporation International



John R. Huff*†
Chairman and Chief Executive Officer of Oceaneering International, Inc.



Don D. Jordan*†
Retired Chairman and Chief Executive Officer of Reliant Energy, Inc.



Michael E. Patrick*†
Vice President and Chief Investment Officer of The Meadows Foundation Inc.



James L. Payne*#
Chairman and Chief Executive Officer of Shona Energy



J.W. Stewart
Chairman, President and Chief Executive Officer



William H. White†#
Mayor, City of Houston

* *Member of Executive Compensation Committee*

† *Member of Audit Committee*

\# *Member of Nominating and Governance Committee*

Corporate Information

Transfer Agent and Registrar:
Shareholder questions can be answered by contacting the Company's Transfer Agent.

The Bank of New York
1-800-524-4458

E-Mail Address:
Shareowner-svcs@bankofny.com

Address Shareholder Inquiries To:
Shareholder Relations Department - 11E
P. O. Box 11258
Church Street Station
New York, NY 10286

Send Certificates For Transfer and Address Changes To:
Receive and Deliver Department - 11W
P. O. Box 11002
Church Street Station
New York, NY 10286
Answers to many of your shareholder questions and requests for forms are available by visiting The Bank of New York's Website at:
http://www.stockbny.com

Stock Exchange Listings:
New York Stock Exchange
Chicago Board Options Exchange
Ticker Symbol "BJS" (Common Stock)

Independent Auditors:
Deloitte & Touche LLP
Houston, Texas

Form 10-K:
A copy of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) is available by writing to:
Robert C. Coons
Director of Corporate Communications
BJ Services Company
P. O. Box 4442
Houston, Texas 77210-4442
Visit our Website: www.bjservices.com

Annual Meeting:
The Company's Annual Meeting of Stockholders will be held at 11:00 a.m. on January 31, 2006 at
The Westin Galleria Hotel
5060 West Alabama, Houston, Texas 77056
(713) 960-8100

The Company's corporate governance guidelines, the charters of the Nominating, Audit, and Executive Compensation Committees of the Board of Directors of the Company, and the Company's Supplemental Code of Ethics for Directors and Officers are available on the Company's website. This information is available in print to any shareholder who requests it. The information is also filed as exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 2005.

On April 20, 2005 our CEO provided his annual certification to the NYSE that he was not aware of any violation by the company of NYSE's corporate governance listing standards. In addition, our CEO and CFO have made the certifications required under Section 302 of the Sarbanes Oxley Act, which have been filed with our annual report on Form 10-K.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business

The Company is engaged in providing pressure pumping services and other oilfield services to the oil and natural gas industry worldwide. Services are provided through three segments: U.S./Mexico Pressure Pumping, International Pressure Pumping, and Other Oilfield Services.

The U.S./Mexico and International Pressure Pumping segments provide stimulation and cementing services to the petroleum industry throughout the world. Stimulation services are designed to improve the flow of oil and natural gas from producing formations. Cementing services consists of pumping a cement slurry into a well between the casing and the wellbore to isolate fluids that might otherwise damage the casing and/or affect productivity, or that could migrate to different zones, primarily during the drilling and completion phase of a well. See "Business" included in the Annual Report on Form 10-K for more information on these operations.

The Other Oilfield Services segment consists of production chemical services, casing and tubular services, process and pipeline services, and completion tools and completion fluids services in the U.S. and select markets internationally.

Investigations Regarding Misappropriation and Possible Illegal Payments

In October 2004 the Company received a report from a whistleblower alleging that its Asia Pacific Region Controller had misappropriated Company funds in fiscal 2001. The Company began an internal investigation into the misappropriation and whether other inappropriate actions occurred in the Region. The Region Controller admitted to multiple misappropriations totaling approximately $9.0 million during a 30-month period ended April 2002. The misappropriations of approximately $9.0 million were repaid to the Company and the Region Controller's employment was terminated. Although unauthorized, the misappropriations were an expense of the Company in the form of theft that were recorded in the Consolidated Statement of Operations in periods prior to April 2002. The $9.0 million repayment represents a gain contingency and was reflected in Other Income in the Consolidated Condensed Statement of Operations for the quarter ended December 31, 2004 in accordance with SFAS 5, Accounting for Contingencies.

Prior to filing its report on Form 10-K for fiscal 2004, the Company conducted a review of the Asia Pacific Region's balance sheet and determined that net excess accrued liabilities had accumulated over a period of years which still existed at September 30, 2004 in the amount of $12.2 million. Based on a comprehensive analysis, the Company identified a further $9.5 million of excess accrued liabilities in the Asia Pacific Region, which were reversed in the fourth quarter of fiscal 2005. The following adjustments were recorded in accordance with GAAP and Company policy:

(in millions)	**2005**	**2004**
Gross reduction of other accrued liabilities	**$ 2.8**	$ 10.6
Adjustments of and reclassifications to balance sheet accounts	**7.6**	(7.8)
Net reduction of excess accruals	**10.4**	2.8
(Addition) reduction of minority interest liability	**(0.9)**	9.4
Net increase to income before tax	**9.5**	12.2
Income tax provision	**(2.9)**	(.9)
Total increase to net income	**$ 6.6**	$ 11.3

The net effect of these adjustments was reported in Other Income in the Consolidated Statement of Operations for the years ended September 30, 2005 and 2004.

The Company is continuing to investigate whether additional funds were misappropriated beyond the $9.0 million originally identified and investigate other possible inappropriate actions. To date, the Company has identified an additional $1.7 million that it believes was stolen by the former Region Controller. Although unauthorized, the additional $1.7 million of likely theft was an expense of the Company that was recorded in the Consolidated Statement of Operations in periods prior to April 2002. As the Company continues its investigation, further adjustments may be recorded in the Consolidated Statements of Operations, but no material adjustments are known at this time.

In October 2004, the Company also received whistleblower allegations that illegal payments to foreign officials were made in the Asia Pacific Region. The Audit Committee of the Board of Directors engaged independent counsel to conduct a separate investigation to determine whether any such illegal payments were made. The investigation, which is continuing, has found information indicating a significant likelihood that payments, which may have been illegal, were made to government officials in the Asia Pacific Region aggregating approximately $2.6 million over several years. The Company has voluntarily disclosed information found in the investigation to the U.S. Department of Justice ("DOJ") and U.S. Securities and Exchange Commission ("SEC") and is engaged in ongoing discussions with these authorities as they review the matter.

The Company and the special investigation by the Audit Committee are continuing to investigate other payments of approximately $10 million in the Asia Pacific Region (beyond those referenced above). In some cases, the Company has not yet been able to establish the legitimacy of the transactions reflected in the underlying documents and in other cases there are questions about the adequacy of the underlying documents to support the accounting entries. Such payments may prove to have been proper, but due to circumstances surrounding the payments, the Company continues to investigate to determine whether theft or other improprieties may have been involved. Such payments have been previously expensed, and therefore the Company believes that no additional expense is required to be recorded for such payments.

In connection with the discussions regarding possible illegal payments in the Asia Pacific Region, U.S. government officials raised a question whether the Company had made illegal payments to a contractor or intermediary to obtain business in a country in Central Asia. The Audit Committee is investigating this question. The Company has voluntarily disclosed information found in the investigation to the DOJ and SEC and is engaged in ongoing discussions with these authorities as they review the matter.

The DOJ, SEC and other authorities have a broad range of civil and criminal sanctions under the U.S. Foreign Corrupt Practices Act and other laws, which they may seek to impose against corporations and individuals in appropriate circumstances including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. Such agencies and authorities have entered into agreements with, and obtained a range of sanctions against, several public corporations and individuals arising from allegations of improper payments and deficiencies in books and records and internal controls, whereby civil and criminal penalties were imposed, including in some cases multi-million dollar fines and other sanctions. We are in discussions with the DOJ and SEC regarding certain of the matters described above. It is not possible to accurately predict at this time when any of these matters will be resolved. Based on current information, we cannot predict the outcome of such investigations, whether we will reach resolution through such discussions or what, if any, actions may be taken by the DOJ, SEC or other authorities or the effect it may have on our consolidated financial statements.

As discussed in our Annual Report on Form 10-K for the period ended September 30, 2004, the misappropriations and related accounting adjustments in the Asia Pacific Region were possible because of certain internal control operating deficiencies. During fiscal 2002, the Company implemented policy changes worldwide for disbursements. In March 2005, the Company assigned a new Controller to the Asia Pacific region, and enhanced the Controller's department. In addition, we have put in place Control and Process Improvement Managers at each of our six regional bases world-wide to document, enhance and test our control processes. The Company has also made several enhancements to its accounting policies and procedures. In 2005 the Company adopted new policies and procedures for the retention of international commercial agents. The Company is still in the process of reviewing its control policies and procedures and may make further enhancements.

Market Conditions

The Company's worldwide operations are primarily driven by the number of oil and natural gas wells being drilled, the depth and drilling conditions of such wells, the number of well completions and the level of workover activity. Drilling activity, in turn, is largely dependent on the price of crude oil and

natural gas. These market factors often lead to volatility in the Company's revenue and profitability, especially in the United States and Canada, where the Company historically has generated in excess of 50% of its revenue. Historical market conditions are reflected in the table below for the twelve months ended September 30:

	2005	% Change	2004	% Change	2003
Rig Count: (1)					
U.S.	**1,323**	15%	1,155	20%	966
International(2)	**1,311**	11%	1,184	7%	1,102
Commodity Prices (average):					
Crude Oil (West Texas Intermediate)	**$ 53.69**	44%	$ 37.16	22%	$ 30.36
Natural Gas (Henry Hub)	**$ 7.41**	33%	$ 5.59	5%	$ 5.31

(1) Estimate of drilling activity as measured by average active drilling rigs based on Baker Hughes Incorporated rig count information.
(2) Includes Mexico average rig count of 111, 110 and 87 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively.

U.S. Rig Count

Demand for the Company's pressure pumping services in the U.S. is primarily driven by oil and natural gas drilling activity, which tends to be extremely volatile, depending on the current and anticipated prices of oil and natural gas. During the last 10 years, the lowest U.S. rig count averaged 601 in fiscal 1999 and the highest U.S. rig count averaged 1,323 in fiscal 2005.

International Rig Count

Many countries in which we operate are subject to political, social and economic risks which may cause volatility within any given country. However, operating in approximately 48 countries provides some protection against volatility risk of individual countries. Due to the significant investment and complexity of international projects, management believes drilling decisions relating to such projects tend to be evaluated and monitored with a longer-term perspective with regard to oil and natural gas pricing. Additionally, the international market is dominated by major oil companies and national oil companies which tend to have different objectives and more operating stability than the typical independent producer in North America. During the last 10 years, the lowest international rig count (including Canada) averaged 828 in fiscal 1999 and the highest international rig count averaged 1,311 in fiscal 2005. During fiscal 2005, active international drilling rigs (excluding Canada) drilling activity averaged 894, compared to 818 rigs in fiscal 2004 and 761 rigs in fiscal 2003. Canadian drilling activity averaged 417 active drilling rigs in fiscal 2005, compared to 366 rigs in fiscal 2004 and 341 rigs in fiscal 2003.

Acquisitions

On November 26, 2003, the Company completed the acquisition of Cajun Tubular Services, Inc. ("Cajun") for a total purchase price of $8.1 million (net of cash). Cajun, located in Lafayette, Louisiana, provides tubular running, testing and torque monitoring services to the Gulf of Mexico market. This business complements the Company's casing and tubular services business in the Other Oilfield Services segment.

On December 2, 2003, the Company acquired the assets and business of Petro-Drive, a division of Grant Prideco, Inc., for a total purchase price of $7 million. Petro-Drive, located in Lafayette, Louisiana, is a leading provider of hydraulic and diesel hammer services to the Gulf of Mexico market and select markets internationally. This business complements the Company's casing and tubular services business in the Other Oilfield Services segment.

These acquisitions resulted in total goodwill of $6.2 million. Pro forma financial information is not presented in this Annual Report, as the acquisitions were not material to the Company.

Results of Operations

The following table sets forth selected key operating statistics reflecting the Company's financial results for the twelve months ended September 30:

(in millions)		2005	% Change		2004	% Change		2003
Consolidated revenue	$	**3,243.2**	**25%**	$	2,601.0	21%	$	2,142.9
Revenue by business segment:								
U.S./Mexico Pressure Pumping		**1,683.2**	**33%**		1,269.8	29%		982.6
International Pressure Pumping		**1,041.9**	**17%**		891.4	11%		801.8
Other Oilfield Services		**517.7**	**18%**		438.8	22%		358.5
Corporate		**.4**			1.0			-
Consolidated operating income		**637.1**	**45%**		438.4	50%		293.2
Operating income/(loss) by business segment:								
U.S./Mexico Pressure Pumping		**524.9**	**56%**		337.0	77%		190.3
International Pressure Pumping		**135.8**	**49%**		91.4	1%		90.7
Other Oilfield Services		**67.6**	**25%**		54.0	8%		49.9
Corporate		**(91.3)**			(44.1)			(37.7)

Consolidated Revenue and Operating Income: Increased drilling activity and pricing improvement in the U.S. and Canada along with activity improvements in the Middle East and Latin America led to the increase in fiscal 2005 revenue compared to fiscal 2004. The increases experienced in fiscal 2005 revenue were slightly offset by revenue decreases in Mexico and for our stimulation vessel in the North Sea.

Fiscal 2005 operating income also benefited from the increased revenue described above, but was hindered by the decrease in activity for the stimulation vessel in the North Sea. For fiscal 2005, consolidated operating income margins improved to 19.6% from 16.9% reported in fiscal 2004.

For fiscal 2004, increased drilling activity in the U.S. and Canada, pricing improvement in the U.S. and improved revenue from all service lines in the Other Oilfield Services segment were the primary reasons for the increase in revenue compared to fiscal 2003. Increased activity, international geographic expansion and acquisitions are the primary reasons for the increase in the Other Oilfield Services segment. These revenue increases were partially offset by activity decreases in some international locations.

Fiscal 2004 operating income also benefited from the increased revenue described above, but was hindered by activity declines in higher margin locations, decreased pricing and a change in product mix in certain international markets. For fiscal 2004, consolidated operating income margins improved to 16.9% from 13.7% reported in fiscal 2003.

See discussion below on individual segments for further revenue and operating income variance details.

U.S./Mexico Pressure Pumping Segment

Results for fiscal 2005 compared to fiscal 2004

Increased U.S. drilling activity of 15% from fiscal 2004 as well as improved pricing in the U.S. led the increase in revenue. As of September 30, 2005, approximately 60% of our customers were on the new U.S. price book, which became effective on May 1, 2005. Declines in Mexico activity reduced revenue 36% for Mexico, which slightly offset the gains experienced in the U.S. The decrease in Mexico activity, specifically from the Burgos area, was caused by our primary customer in Mexico curtailing spending on our contract in that area.

The increases in revenue described above, coupled with labor efficiency gains, contributed to the increase in operating income. Labor efficiencies were achieved through an increase in activity without a proportional increase in headcount, thereby increasing employee utilization per job. The headcount for fiscal 2005 increased 11% compared to fiscal 2004, with revenue increasing 33%. Utilization of newer, more efficient and more modern equipment also contributed to the increase in operating income (see the "Business" section for information on the U.S. fleet recapitalization initiative). In addition, the

pricing improvement described above directly increased operating income without any associated cost. As with revenue, the increase in U.S. operating income was slightly offset by the decrease in our Mexico operations described above.

Results for fiscal 2004 compared to fiscal 2003

The increase in revenue is primarily a result of an increase in the combined U.S. and Mexico drilling activity of 20% over fiscal 2003 and improved pricing in the U.S.

The increase in operating income was primarily due to the increases in revenue described above, coupled with labor efficiency gains. The headcount for fiscal 2004 increased 6% compared to fiscal 2003, with revenue increasing 29%.

Outlook

The Company recently issued a price book increase for its U.S. pressure pumping operations. The increase averages 11% above the previous price book in the U.S. and was effective November 1, 2005. The degree of customer acceptance of the price book increase will depend on activity levels and competitive pressures.

Based on forecasted increase in rig activity and the price book increase discussed above, the Company expects revenue to increase 20-25% in fiscal 2006, compared to fiscal 2005. In determining forecasted rig activity, management reviews proprietary projected rig count data provided by a third party and has discussions with customers regarding their expectations for upcoming service requirements. Management analyzes the data obtained and an internal rig count projection is determined. Under normal circumstances and depending on the geographic mix and types of services provided, an increase in rig count will usually result in an increase in the Company's revenue. The Company also anticipates increasing headcount approximately 10% in the U.S. during fiscal 2006.

International Pressure Pumping Segment

Results for fiscal 2005 compared to fiscal 2004

The following table summarizes the increase in revenue for fiscal 2005 compared to fiscal 2004 for each of the operating segments of International Pressure Pumping:

	% Change in Revenue
Europe/Africa	6%
Middle East	39%
Asia Pacific	2%
Russia	17%
Latin America	20%
Canada	19%

Canadian, Middle Eastern, and Latin American operations were the primary contributors to the revenue increase. Canadian revenue increased as a result of a 14% increase in activity and improved pricing. The Company issued a new price book for its Canadian operation on June 1, 2005. The new price book averaged a 9% increase over the previous price book. Increased fracturing and coiled tubing activity in India and Saudi Arabia and well control work in Bangladesh were major contributions to the increase in the Middle East. Average drilling activity in Latin America increased 19% compared to fiscal 2004, primarily enhancing revenue in Argentina and Brazil. Revenue in Argentina was up appreciably as a result of increased stimulation and coiled tubing activity. North Sea activity gains in the U.K. and Norway were almost entirely offset by decreased stimulation vessel activity. Throughout fiscal 2005, our primary customer for the vessel experienced delays in its well delivery schedule, resulting in a 53% decline in revenue compared to fiscal 2004. Improvements in Thailand and Vietnam were mostly offset by declines in Malaysia. In Malaysia, major customers have reduced their drilling and workover programs leading to a 29% revenue decline. Russian revenue increased from the overall market increase.

Operating income increased as a result of the improved revenues as described above. Similar to the U.S./Mexico Pressure Pumping segment, labor efficiencies were achieved. The headcount for fiscal 2005 increased 5% compared to fiscal 2004, with revenue increasing 17%. These operating income increases were partially offset by lower activity levels with the Company's stimulation vessel in the North Sea. Since there are significant fixed costs associated with operating the stimulation vessel, there was a decline in operating profit.

Results for fiscal 2004 compared to fiscal 2003

The following table summarizes the change in revenue for fiscal 2004 compared to fiscal 2003 for each of the operating segments of International Pressure Pumping:

	% Change in Revenue
Europe/Africa	(1)%
Middle East	6%
Asia Pacific	(4)%
Russia	25%
Latin America	5%
Canada	31%

Canadian operations were the primary reason for the increase in revenue. Canadian revenue increased 31% compared to the same period in the prior year, with drilling activity up 7%. The Canadian increase in revenue is attributed to activity related gains of 16%, price improvement of 3% and favorable foreign exchange translation of 12%. Other countries contributing to the revenue increase include Russia, India, and the Company's stimulation vessel in the North Sea. Russia revenue increased 25% from increased stimulation activity, while activity increases in India resulted in a 49% increase in revenue. These increases in revenue were partially offset by decreased revenue in Saudi Arabia, Norway, Nigeria and Colombia. Fracturing activity was suspended in Saudi Arabia during the first four months of fiscal 2004, in addition to pricing pressure. Norway revenue declined 29% as a result of a decrease in coiled tubing activity and a change in the services required by customers. Activity declines in Nigeria resulted in a 31% decrease in revenue. In Colombia, major customers have curtailed their drilling programs and, primarily as a result, revenue decreased 27%.

Operating income increased as a result of the improved revenues in Russia, India and Canada described above. While the weakening U.S. dollar increased Canadian revenue, it had minimal impact on operating income as most of our expenses are denominated in Canadian dollars. The increase in operating income from Canada is primarily due to the activity increases, which also resulted in improved labor utilization efficiencies. Labor efficiencies were achieved by increasing revenue generated per employee by 14%, compared to the same period in fiscal 2003. These operating income increases were mostly offset by the impact of activity declines in Saudi Arabia, Norway, and Colombia where the Company has historically enjoyed higher margins. In addition, operating income in Africa was negatively impacted, primarily as a result of activity reductions in Nigeria from our major customers. Cost reductions in Africa and Norway and Latin America have been initiated to accommodate current activity levels, resulting in restructuring costs incurred in fiscal 2004 which did not occur in fiscal 2003. This segment also had a decline in operating profit margins due to events causing the stimulation vessel in the North Sea to be temporarily idle. In addition to emergency maintenance experienced during the fourth fiscal quarter of 2004, the customer that contracted for the vessel shut down its operations in the North Sea for two months during the quarter ended June 30, 2004. Since there are significant fixed costs associated with operating the stimulation vessel, there was a decline in operating profit as a result of these two events in the latter half of fiscal 2004.

Outlook

The Company issued a price book increase for its Canadian pressure pumping operations. The increase averages 9% above the previous price book in Canada and was effective June 1, 2005. The degree of customer acceptance of the price book increase will depend on activity levels and competitive pressures.

Compared to levels experienced during fiscal 2005, the Company expects revenue in Canada to increase 20-25% and international revenue outside of Canada to increase 5-10% for fiscal 2006. The estimated increase is based on forecasted increase in rig activity and the price book increase discussed above .

Other Oilfield Services Segment

Results for fiscal 2005 compared to fiscal 2004

The following table summarizes the change in revenue for fiscal 2005 compared to fiscal 2004 for each of the operating segments of Other Oilfield Services:

	% Change in Revenue
Tubular Services	21%
Process & Pipeline Services	14%
Chemical Services	13%
Completion Tools	5%
Completion Fluids	37%

Revenue from each service line within Other Oilfield Services increased during fiscal 2005. However, the increase in revenue from Completion Tools was minimal due to severe hurricane activity experienced in the Gulf of Mexico during the Company's fourth fiscal quarter. This decrease was offset by increases in revenue internationally. Most of the revenue increase in Completion Fluids was as a result of increased product sales in the U.S., Mexico, and Norway. Tubular Services' revenue benefited from increased activity in the North Sea and Asia Pacific.

Fiscal 2005 operating income margins were consistent with fiscal 2004 for all service lines. Operating income improved for the reasons described above; however, there were additional costs for worker's compensation and write off of uncollectible accounts receivable.

Results for fiscal 2004 compared to fiscal 2003

The following table summarizes the change in revenue for fiscal 2004 compared to fiscal 2003 for each of the operating segments of Other Oilfield Services:

	% Change in Revenue
Tubular Services	51%
Process & Pipeline Services	23%
Chemical Services	7%
Completion Tools	12%
Completion Fluids	23%

Excluding the impact of the Cajun and Petro-Drive acquisitions, revenue would have increased 19% in fiscal 2004. Revenue from each service line within Other Oilfield Services increased during fiscal 2004. Due to the high oil prices experienced in fiscal 2003 compared to prior years, many refineries deferred their maintenance shut-downs in 2003 until fiscal 2004. As a result, process and pipeline services did not perform as many process services in fiscal 2003 as in fiscal 2004. The increase in the completion tools business line was primarily achieved through an increase in customer activity in the Gulf of Mexico. International expansion is the primary reason for the increase in our revenue for the completion fluids and casing and tubular service business lines.

Excluding the impact of the Cajun and Petro-Drive acquisitions, operating income would have increased 7% in fiscal 2004. The increase is primarily attributable to completion tools and tubular business lines for the reasons described above. This increase was partially offset by decreased margins in the process and pipeline service business and the completion fluids business. The process and pipeline service business had higher margin projects in fiscal 2003, when compared to fiscal 2004. While revenue increased in Norway from our completion fluids business, this increased activity was in lower margin product sales compared to the prior year.

Outlook

In fiscal 2006, we expect revenue from Other Oilfield Services to increase 5-10% from fiscal 2005, primarily attributable to expansion in international markets.

Other Expenses

Depreciation Expense: Depreciation expense is included in Cost of Sales and Services on the Consolidated Statement of Operations. For fiscal 2005, depreciation expense increased by $11.2 million, compared to fiscal 2004. For fiscal 2004, depreciation expense increased by $5.5 million, compared to fiscal 2003. These increases in depreciation expense are primarily a result of the Company's increased capital spending levels.

Loss on Disposal of Assets: Rig count has experienced double digit growth over the last three years. As such, all of the Company's equipment that can perform is currently working. As a result of year-end procedures, it was determined that the remaining equipment that was not able to operate would be written down to the fair value of the usable major components. The fair value of these assets was based on market prices for same, or similar assets. As a result, an $11.7 million impairment was recorded during the Company's fourth fiscal quarter of 2005 and is reflected in the Corporate results.

The following table sets forth the Company's other operating expenses as a percentage of revenue:

	2005	2004	2003
Research and engineering	**1.7%**	1.8%	1.9%
Marketing expense	**2.8%**	3.2%	3.4%
General and administrative expense	**3.4%**	3.0%	3.2%

Research and engineering and marketing expenses: The aggregate of these expenses increased 13% for fiscal 2005, compared to fiscal 2004. As a percent of revenue, each of these expenses was relatively consistent with the same periods of the prior year.

General and administrative expenses: Legal and other costs of $6.2 million associated with the ongoing investigation in our Asia Pacific Region (see "Investigations Regarding Misappropriation and Possible Illegal Payments" above), as well as fees of $10.9 million related to preparations for our first year under Section 404 of the Sarbanes-Oxley Act, have led to increases in general and administrative expenses for fiscal 2005. In addition, due to increased activity levels, labor costs and incentive compensation costs have increased during fiscal 2005.

The following table shows interest income, interest expense, and other income (expense), net for fiscal 2005, 2004, and 2003:

(in thousands)	**2005**	2004	2003
Interest expense	**$(11.0)**	$(16.4)	$(15.9)
Interest income	**11.3**	6.1	2.1
Other income (expense) – net	**16.0**	92.7	(3.8)

Interest Expense and Interest Income: Interest income increased for fiscal 2005 as a result of increases in average cash and cash equivalents. In April 2005, the Company redeemed the outstanding Convertible Senior Notes due 2022 for $422.4 million (see Note 5 of the Notes to the Consolidated Financial Statements). As a result, interest expense decreased for fiscal 2005.

Interest income increased $3.9 million for fiscal 2004, compared to fiscal 2003. This increase resulted from an increased average cash and cash equivalents balance.

Other (Expense) Income, net: Other Income increased during fiscal 2005 due to the Company recording a gain of $9.0 million relating to the recovery of misappropriated funds (see "Investigations Regarding Misappropriation and Possible Illegal Payments" above) in the first quarter. In addition, $9.5 million was recorded in the fourth quarter to reflect the reversal of excess accrued liabilities in the Asia Pacific region. For additional details of this account, see Note 12 of the Notes to the Consolidated Financial Statements.

For fiscal 2004, the Company recorded a gain of $86.4 million for the Halliburton award (see Note 10 of the Notes to the Consolidated Financial Statements). In addition, $12.2 million was recorded for the reversal of excess liabilities in the Asia Pacific region. For additional details of this account, see Note 12 of the Notes to the Consolidated Financial Statements.

Income Taxes: Consistent with fiscal 2004, the fiscal 2005 effective tax rate was 30.7%. The effective tax rate was 30.7% for fiscal 2004, down from 31.7% experienced in fiscal 2003. These rates vary primarily due to fluctuations in taxes from the mix of domestic versus foreign income.

Liquidity and Capital Resources

Historical Cash Flow

The following table sets forth the historical cash flows for the twelve months ended September 30:

(in millions)	**2005**	2004	2003
Cash flow from operations	**$ 545.7**	$ 528.6	$ 320.0
Cash flow used in investing	**(86.2)**	(443.6)	(162.0)
Cash flow provided by financing	**(527.7)**	58.2	28.0
Effect of exchange rate changes on cash	**-**	3.9	6.9
Change in cash and cash equivalents	**$ (68.2)**	$ 147.1	$ 192.9

Fiscal 2005

The Company's working capital increased $136.8 million at September 30, 2005 compared to September 30, 2004. Accounts receivable increased $154.7 million, inventory increased $53.2 million, and accounts payable and accrued employee compensation increased $81.8 million and $26.9 million, respectively, primarily as a result of an increase in U.S. and Canadian activity. In April 2005, the Company redeemed the outstanding Convertible Senior notes for $422.4 million (see Note 5 of the Notes to the Consolidated Financial Statements) thereby reducing cash and cash equivalents and current debt. In addition, the outstanding unsecured 7% Series B Notes in the amount of $79.0 million were classified as current during fiscal 2005 (see Note 5 of the Notes to the Consolidated Financial Statements).

The cash flow provided by investing was primarily attributable to the Company's investment in U.S. treasury notes maturing during 2005 in the amount of $229.8 million offset by capital expenditures of $323.8 million for fiscal 2005.

Cash flows used in financing were primarily the result of the redemption of all of the outstanding Convertible Senior Notes referred to above, repurchases of the Company's common stock totaling $98.4 million and the payment of dividends in the amount of $51.9 million during fiscal 2005.

Fiscal 2004

The Company's working capital increased $42.8 million at September 30, 2004, compared to September 30, 2003, primarily as a result of the increase in cash and cash equivalents, short-term investments and accounts receivable, partially offset by an increase in accounts payable and the reclassification of the convertible senior notes to short-term (see Note 5 of the Notes to the Consolidated Financial Statements). Cash and cash equivalents, plus short-term investments, increased $377.0 million since September 30, 2003 as a result of increased activity which resulted in positive cash flow from operations, proceeds from the exercise of stock options and $86.4 million in connection with the Halliburton award (see Note 10 of the Notes to the Consolidated Financial Statements). Accounts receivable increased $78.0 million and accounts payable increased $31.5 million primarily as a result of an increase in U.S. activity.

The decrease in cash flow from investing was primarily attributable to the purchase of U.S. treasury bills and notes for $229.9 million in May 2004, which have maturities between six and ten months.

During fiscal 2004, due to the poor market performance of the pension plan investments in fiscal 2001 and 2002, the Company made required pension contributions of $10.4 million, and made a discretionary contribution of an additional $9 million.

On July 22, 2004, the Company announced the initiation of a regular quarterly cash dividend and declared a dividend of $.04 per common share, paid on October 15, 2004 to stockholders of record at the close of business on September 15, 2004 in the aggregate amount of $12.9 million.

Liquidity and Capital Resources

Cash flow from operations is expected to be our primary source of liquidity in fiscal 2006. Our sources of liquidity also include cash and cash equivalents of $356.5 million at September 30, 2005 and the available financing facilities listed below (in millions):

Financing Facility	**Expiration**	**Borrowings at September 30, 2005**	**Available at September 30, 2005**
Revolving Credit Facility	June 2009	None	$400.0
Discretionary	Various times within the next 12 months	$3.4	40.9

In June 2004, the Company replaced its then existing credit facility with a revolving credit facility (the "Revolving Credit Facility") that permits borrowings up to $400 million in principal amount. The Revolving Credit Facility includes a $50 million sublimit for the issuance of standby letters of credit and a $20 million sublimit for swingline loans. Swingline loans have short-term maturities and the remaining amounts outstanding under the Revolving Credit Facility become due and payable in June 2009. Interest on outstanding borrowings is charged based on prevailing market rates. The Company is charged various fees in connection with the Revolving Credit Facility, including a commitment fee based on the average daily unused portion of the commitment, totaling $0.5 million for fiscal 2005. In addition, the Revolving Credit Facility charges a utilization fee on all outstanding loans and letters of credit when usage of the Revolving Credit Facility exceeds 33%, though there were no such charges in fiscal 2005 to date or fiscal 2004. There were no outstanding borrowings under the Revolving Credit Facility at September 30, 2005 and 2004.

The Revolving Credit Facility includes various customary covenants and other provisions, including the maintenance of certain profitability and solvency ratios, none of which materially restrict the Company's activities. The Company is currently in compliance with all covenants imposed by the terms of the Revolving Credit Facility.

In addition to the Revolving Credit Facility, the Company had $44.3 million available in various unsecured, discretionary lines of credit at September 30, 2005, which expire at various dates within the next 12 months. There are no requirements for commitment fees or compensating balances in connection with these lines of credit, and interest on borrowings is based on prevailing market rates. There was $3.4 million and $3.8 million in outstanding borrowings under these lines of credit at September 30, 2005 and September 30, 2004, respectively.

Management believes that cash flow from operations combined with cash and cash equivalents, the Revolving Credit Facility, and other discretionary credit facilities provide the Company with sufficient capital resources and liquidity to manage its routine operations, meet debt service obligations, fund projected capital expenditures, repurchase common stock, pay a regular quarterly dividend and support the development of our short-term and long-term operating strategies. If the discretionary lines of credit are not renewed, or if borrowings under these lines of credit otherwise become unavailable, the Company expects to refinance this debt by arranging additional committed bank facilities or through other long-term borrowing alternatives.

At September 30, 2005 and September 30, 2004, the Company had issued and outstanding $79.0 million of unsecured 7% Series B Notes due February 1, 2006, net of discount, which are classified as current at September 30, 2005 based on their maturity date. Based on the Company's current liquidity, the Company has the ability to pay this debt with available cash upon maturity. However, the Company believes it could refinance the obligation if circumstances warrant.

On April 24, 2002 the Company sold Convertible Senior Notes due 2022 with a face value at maturity of $516.4 million (gross proceeds of $408.4 million). The notes were unsecured senior obligations that ranked equally in right of payment with all of the Company's existing and future senior unsecured indebtedness. The Company used the aggregate net proceeds of $400.1 million to fund a substantial portion of the purchase price of its acquisition of OSCA, which closed on May 31, 2002, and for general corporate purposes. On March 25, 2005 the Company called for the redemption

of all of its outstanding convertible senior notes. The redemption date was April 25, 2005, with an aggregate redemption price of $422.4 million. The redemption of the notes was funded with cash.

Cash Requirements

As described earlier, the Company's unsecured 7% Series B Notes become due February 1, 2006. The Company currently has the ability to pay this debt with available cash upon maturity.

The Company anticipates capital expenditures to be approximately $450 million in fiscal 2006, compared to $324 million in fiscal 2005. The 2006 capital expenditure program is expected to consist primarily of spending for the enhancement of the Company's existing pressure pumping equipment, continued investment in the U.S. fleet recapitalization initiative and stimulation expansion internationally. In 1998, the Company embarked on a program to replace its aging U.S. fracturing pump fleet with new, more efficient and higher horsepower pressure pumping equipment. The Company has made significant progress adding new equipment, however much of the older equipment still remains in operations due to the increases in market activity in the U.S. During fiscal 2004, the Company expanded this U.S. fleet recapitalization initiative to include additional equipment, such as cementing, nitrogen and acidizing equipment, and approximately 30% of this equipment has been replaced through fiscal 2005. Recapitalization of the Company's pressure pumping equipment in Canada that began in fiscal 2005 is approximately 25% complete through fiscal 2005. The actual amount of fiscal 2006 capital expenditures will depend primarily on maintenance requirements and expansion opportunities and the Company's ability to execute its budgeted capital expenditures.

In fiscal 2006, the Company's pension and postretirement funding requirements are anticipated to be approximately $7.8 million.

The Company anticipates paying cash dividends in the amount of $.05 per common share on a quarterly basis in fiscal 2006. Based on the shares outstanding on September 30, 2005, the aggregate annual amount would be $64.7 million. However, dividends are subject to approval of the Company's Board of Directors each quarter, and the Board has the ability to change the dividend policy at any time.

The Company expects that cash and cash equivalents and cash flow from operations will generate sufficient cash to fund all of the cash requirements described above.

The following table summarizes the Company's contractual cash obligations as of September 30, 2005:

	Payments Due by Period				
Contractual Cash Obligations *(in thousands)*	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
Long term and short term debt [1]	$ 78,984	$ 78,984	$ -	$ -	$ -
Interest on long term debt and capital leases	2,832	2,797	35	-	-
Capital lease obligations	455	130	325	-	-
Operating leases	107,641	38,755	37,238	18,897	12,751
Equipment financing arrangements [2]	146,675	23,919	47,615	43,141	32,000
Purchase obligations [3]	144,827	144,447	380	-	-
Other long-term liabilities [4]	76,440	6,726	228	96	69,390
Total contractual cash obligations	$ 557,854	$ 295,758	$ 85,821	$ 62,134	$ 114,141

(1) Net of original issue discounts.

(2) As discussed below, the Company has the option, but not the obligation, to purchase the pumping service equipment in these two partnerships for approximately $27 million and $32 million in 2009 and 2010, respectively. Currently, the Company expects to purchase the pumping service equipment and has therefore included it in the table above.

(3) Includes agreements to purchase goods or services that have been approved and that specify all significant terms (pricing, quantity and timing). Company policy does not require a purchase order to be completed for items that are under $200 and are for miscellaneous items, such as office supplies.

(4) Includes expected cash payments for long-term liabilities reflected in the consolidated balance sheet where the amounts and timing of the payment are known. Amounts include: Asset retirement obligations, known pension funding requirements, post-retirement benefit obligation, environmental accruals and other miscellaneous long-term obligations. Amounts exclude: Deferred gains (see "Off Balance Sheet Transactions" below), pension obligations in which funding requirements are uncertain and long-term contingent liabilities.

The Company expects that cash and cash equivalents and cash flow from operations will generate sufficient cash flow to fund all of the cash requirements described above.

Off Balance Sheet Transactions

In December 1999, the Company contributed certain pumping service equipment to a limited partnership. The Company owns a 1% interest in the limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least six years, but not more than 13 years, at approximately $12 million annually. This is accounted for as an operating lease and is included in "Equipment financing arrangements" in the Contractual Cash Obligations table above. The Company assessed the terms of this agreement and determined it was a variable interest entity as defined in FIN 46, Consolidation of Variable Interest Entities ("FIN 46"). However, the Company was not deemed to be the primary beneficiary, and therefore, consolidation was not required. The transaction resulted in a gain that is being deferred and amortized over 13 years. The balance of the deferred gain was $22.1 million and $26.6 million as of September 30, 2005 and September 30, 2004, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in April 2005 and July 2004 to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $1.1 million and $3.3 million, respectively. In October 2005, the Company received another partnership approval to substitute certain pumping services equipment, further reducing the deferred gain by $1.4 million. In September 2010, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $32 million. Currently, the Company expects to purchase the pumping service equipment in 2010.

In 1997, the Company contributed certain pumping service equipment to a limited partnership. The Company owns a 1% interest in the limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least eight years, but not more than 13 years of approximately $10 million annually. This is accounted for as an operating lease and is included in "Equipment financing arrangements" in the Contractual Cash Obligations table above. The Company assessed the terms of this agreement and determined it was a variable interest entity as defined in FIN 46. However, the Company was not deemed to be the primary beneficiary, and therefore, consolidation was not required. The transaction resulted in a gain that is being deferred and amortized over 12 years. The balance of the deferred gain was $0.3 million and $0.4 million as of September 30, 2005 and September 30, 2004, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in October 2003 and again in July 2004 to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $14.1 million in October 2003 and $1.3 million in July 2004. In June 2009, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $27 million. Currently, the Company expects to purchase the pumping service equipment in 2009.

Contractual Obligations

The Company routinely issues Parent Company Guarantees ("PCG's") in connection with service contracts entered into by the Company's subsidiaries. The issuance of these PCG's is frequently a condition of the bidding process imposed by the Company's customers for work in countries outside of North America. The PCG's typically provide that the Company guarantees the performance of the services by the Company's local subsidiary and do not represent a financial obligation of the Company. The term of these PCG's varies with the length of the service contract.

The Company arranges for the issuance of a variety of bank guarantees, performance bonds and standby letters of credit. The vast majority of these are issued in connection with contracts the Company, or a subsidiary, has entered into with its customers. The customer has the right to call on the bank guarantee, performance bond or standby letter of credit in the event that the Company, or the subsidiary, defaults in the performance of the services. These instruments are required as a condition to the Company, or the subsidiary, being awarded the contract, and are typically released upon completion of the contract. The balance of these instruments are predominantly standby letters of credit issued in connection with a variety of the Company's financial obligations, such as in support of fronted insurance programs, claims administration funding, certain employee benefit plans and temporary importation bonds. The following table summarizes the Company's other commercial commitments as of September 30, 2005:

Other Commercial Commitments *(in thousands)*	Total Amounts Committed	Less than 1 Year	1–3 Years	4–5 Years	Over 5 Years
	Amount of commitment expiration per period				
Standby Letters of Credit	$ 28,994	$ 28,990	$ 4	$ -	$ -
Guarantees	204,302	154,307	37,506	9,992	2,497
Total Other Commercial Commitments	$ 233,296	$ 183,297	$ 37,510	$ 9,992	$ 2,497

Critical Accounting Policies

For an accounting policy to be deemed critical, the accounting policy must first include an estimate that requires a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. Second, different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, must have a material impact on the presentation of the company's financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be perceived with certainty. The Company bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments. These estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Materially different results can occur as circumstances change and additional information becomes known, including estimates not deemed "critical" under the proposed rule by the SEC. The Company believes the following are the most critical accounting policies used in the preparation of the Company's consolidated financial statements and the significant judgments and uncertainties affecting the application of these policies. The selection of accounting estimates, including those deemed "critical," and the associated disclosures in this discussion have been discussed by management with the Audit Committee of the Board of Directors. The critical accounting policies should be read in conjunction with the disclosures elsewhere in the Notes to the Consolidated Financial Statements. Significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements.

Goodwill: The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires goodwill to be reviewed for possible impairment using fair value measurement techniques on an annual basis, or if circumstances indicate that an impairment may exist. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test compares the fair value of a reporting unit to its net book value, including goodwill. If the fair value of the reporting unit exceeds the net book value, no impairment is required and the second step is unnecessary. If the fair value of the reporting unit is less than the net book value, the second step is performed to determine the amount of the impairment, if any. Fair value measures include quoted market price, present value technique (estimate of future cash flows), and a valuation technique based on multiples of earnings or revenue. The second step compares the implied fair value of a reporting unit with the net book value of the reporting unit. If the net book value of a reporting unit exceeds the implied fair value, an impairment loss shall be recognized in the amount equal to that excess. The implied fair value is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all the assets and liabilities as if the reporting unit had just been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Determining fair value and the implied fair value of a reporting unit is judgmental and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of the impairment charge. The Company's estimates of fair value are primarily determined using discounted cash flows. This approach uses significant assumptions such as a discount rate, growth rate, terminal value multiples, rig count, Company price book increases or decreases, and inflation rate.

No impairment adjustment was necessary to the Company's $885.2 million goodwill balance at September 30, 2005. See Note 2 of the Notes to the Consolidated Financial Statements for more information on goodwill.

Pension Plans: Pension expense is determined in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions." In accordance with SFAS 87, the Company utilizes an estimated long-term rate of return on plan assets and any difference from the actual return is the unrecognized gain/loss which is amortized into earnings in future periods.

The Company determines the annual net periodic pension expense and pension plan liabilities on an annual basis using a third-party actuary. In determining the annual estimate of net periodic pension cost, the Company is required to make an evaluation of critical assumptions such as discount rate, expected long-term rate of return on plan assets and expected increase in compensation levels. These assumptions may have an effect on the amount and timing of future contributions. Discount rates are based on high quality corporate fixed income investments. Long-term rate of return assumptions are based on actuarial review of the Company's asset allocation and returns being earned by similar investments. The rate of increase in compensation levels is reviewed with the actuaries based upon our historical salary experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods, and, therefore, generally affect our recognized expense in future periods.

In fiscal 2006, the Company will have a pension and postretirement funding requirement of $7.8 million. We expect to fund this amount with cash flows from operating activities. See Note 9 of the Notes to Consolidated Financial Statements for more information on the Company's pension plans.

Income Taxes: The effective income tax rates were 30.7%, 30.7%, and 31.7% for the years ended September 30, 2005, 2004, and 2003, respectively. These rates vary primarily due to fluctuations in taxes from the mix of domestic versus foreign income. Deferred tax assets and liabilities are recognized for differences between the book basis and tax basis of the net assets of the Company. In providing for deferred taxes, management considers current tax laws, estimates of future taxable income and available tax planning strategies. This process also involves making forecasts of current and future years' United States taxable income. Unforeseen events and industry conditions may impact these forecasts which in turn can affect the carrying value of deferred tax assets and liabilities and impact our future reported earnings. Our tax filings for various periods are subjected to audit by tax authorities in the jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts. Resolution of these situations inevitably includes some degree of uncertainty; accordingly, we provide taxes only for the amounts we believe will ultimately result from these proceedings. In addition to the aforementioned assessments that have been received from various taxing authorities, we provide for taxes in certain situations where assessments have not been received. In those situations, we accrue income taxes where we consider it probable that the taxes ultimately payable will exceed those amounts reflected in filed tax returns; accordingly, taxes are provided in those situations under the guidance in Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies.

Self Insurance Accruals and Loss Contingencies: The Company is self-insured for certain losses relating to workers' compensation, general liability, property damage and employee medical benefits for claims filed and claims incurred but not reported. Management reviews the liability on a quarterly basis. The liability is estimated on an undiscounted basis using individual case-based valuations and statistical analysis and is based upon judgment and historical experience; however, the final cost of many of these claims may not be known for five years or longer. This estimate is subject to trends, such as loss development factors, historical average claim volume, average cost for settled claims and current trends in claim costs. Significant and unanticipated changes in these trends or future actual payouts could result in additional increases or decreases to the recorded accruals. We have purchased stop-loss coverage in order to limit, to the extent feasible, our aggregate exposure to certain claims. There is no assurance that such coverage will adequately protect the Company against liability from all potential consequences.

As discussed in Note 10 of the Notes to Consolidated Financial Statements, legal proceedings covering a wide range of matters are pending or threatened against the Company. It is not possible to predict the outcome of the litigation pending against the Company and litigation is subject to many uncertainties. It is possible that there could be adverse developments in these cases. The Company records provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154 ("SFAS 154"), Accounting Changes and Error Corrections. This is a replacement of APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Under SFAS 154, all voluntary changes in accounting principle as well as changes pursuant to accounting pronouncements that do not include specific transition requirements, must be applied retrospectively to prior periods' financial statements. Retrospective application requires the cumulative effect of the change be reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to beginning retained earnings. Each period presented must be adjusted to reflect the period specific effects of applying the change. Also, under the new statement, a change in accounting estimate continues to be accounted for in the period of change and in future periods if necessary. Corrections of errors should continue to be reported by restating prior period financial statements as of the beginning of the first period presented, if material. The statement is effective for accounting changes and corrections of

errors made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS 154 on October 1, 2006. Adoption will not have a material impact on the Company's financial position and results of operations, since SFAS 154 is to be applied prospectively.

In December 2004, the FASB issued SFAS No. 123-Revised 2004 ("SFAS 123(R)"), Share-Based Payment. This is a revision of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), and supersedes APB No. 25, Accounting for Stock Issued to Employees. Through September 30, 2005, the Company has not recorded compensation expense for its stock purchase plan and stock option plan. Under SFAS 123(R), the Company will be required to measure the cost of employee services received in exchange for stock based on the grant-date fair value (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The fair value will be estimated using an option-pricing model. Excess tax benefits, as defined in SFAS 123(R), will be recognized as an addition to paid-in capital. This is effective October 1, 2005 and the Company will adopt SFAS 123(R) using the modified prospective method.

Under the modified prospective method the Company will recognize expense beginning October 1, 2005 on any unvested awards granted prior to the adoption date of October 1, 2005 over the remaining vesting period of the awards. New awards granted after the adoption date will be expensed over the vesting period of the award. The Company currently uses a Black-Scholes option pricing model for disclosures of stock-based compensation information and plans on continuing to use this model under SFAS 123(R) in determining the expense for awards under the stock option plan and the stock purchase plan. The Company has historically expensed the fair value of the awards granted from its stock incentive plan. Adoption of SFAS 123(R) will require the Company to utilize a binomial model to value the stock incentive plan awards. We do not anticipate the valuation methodology required under SFAS 123(R) to materially change the compensation expense associated with these awards the Company has historically recognized in the consolidated statement of operations. The following table summarizes the impact of the adoption of SFAS 123(R) for these plans:

(in millions, pre tax)	Fiscal 2006	Fiscal 2007	Fiscal 2008
Plans not currently expensed:			
Stock Option Plan			
Previously unvested grants	$ 8.8	$ 4.8	$ 0.6
Estimated future grants	4.3	8.6	12.9
Stock Purchase Plan (estimate)	3.2	3.2	3.2
Additional Expense Under SFAS 123(R)	**16.3**	**16.6**	**16.7**
Plans currently expensed:			
Stock Incentive Plan			
Previously unvested grants	7.9	4.2	-
Estimated future grants	4.2	8.3	12.5
	12.1	12.5	12.5
Director Stock Awards			
Previously unvested grants	0.5	0.1	-
Estimated future grants	0.5	0.9	1.0
	1.0	1.0	1.0
Total Estimated Expense	**$ 29.4**	**$ 30.1**	**$ 30.2**

Estimates of future grants in the table above are based on the level of grants awarded during fiscal 2005. The actual number of awards, or the types of awards granted may change. With respect to the Consolidated Statement of Financial Position, this will increase unearned compensation by approximately $40 million and will have an equally offsetting decrease in capital in excess of par in stockholders' equity. For more information regarding these plans, see Note 13 of the Notes to the Consolidated Financial Statements.

In October 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act contains new provisions that may impact the Company's U.S. income tax liability in future years. The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. Under the guidance in FASB Staff Position No. 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a

"special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return. We do not expect that this deduction will have a material impact on our effective tax rate in future years. The Act is applicable to the Company beginning October 1, 2005.

In December 2004, the FASB issued FASB Staff Position No. 109-2 ("FSP 109-2"), Accounting and Disclosure Guidance for the Foreign Repatriation Provision within the American Jobs Creation Act of 2004, which provides guidance under SFAS No. 109 with respect to recording the potential impact of the repatriation provisions of the Act on a company's income tax expense and deferred tax liability. FSP 109-2 states that a company is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. The Company is considering the possibility of remitting dividends in excess of $20 million and perhaps materially in excess of $20 million in its next fiscal year to claim the benefits of this new provision. Furthermore, the Company believes that any residual U.S. tax liability from this possible repatriation would be fully offset with excess foreign tax credits of the Company.

Non-GAAP Financial Measures

A non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that 1) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet, or statement of cash flows, or 2) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

From time to time, the Company utilizes non-GAAP financial measures. Any non-GAAP financial measures used by the Company are posted on the Company's website at www.bjservices.com .

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 concerning, among other things, the Company's prospects, expected revenue, expenses and profits, developments and business strategies for its operations, all of which are subject to certain risks, uncertainties and assumptions. These forward-looking statements are identified in statements described as "Outlook" and by their use of terms and phrases such as "expect," "estimate," "project," "forecast," "believe," "achievable," "anticipate" and similar terms and phrases. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such statements are subject to:

- fluctuating prices of crude oil and natural gas,
- conditions in the oil and natural gas industry, including drilling activity,
- reduction in prices or demand for our products and services and level of acceptance of price book increases in our markets,
- general global economic and business conditions,
- international political instability, security conditions, hostilities, and declines in customer activity due to adverse local and regional conditions,
- the Company's ability to expand its products and services (including those it acquires) into new geographic markets,
- our ability to generate technological advances and compete on the basis of advanced technology,
- risks from operating hazards such as fire, explosion, blowouts and oil spills,
- litigation for which insurance and customer agreements do not provide protection,
- adverse consequences that may be found in or result from our ongoing internal investigations, including potential financial and business consequences and governmental actions, proceedings, charges or penalties,
- changes in currency exchange rates,
- severe weather conditions, including hurricanes, that affect conditions in the oil and natural gas industry,
- the business opportunities that may be presented to and pursued by the Company,
- competition and consolidation in the Company's business,

- changes in law or regulations and other factors, many of which are beyond the control of the Company, and
- risks from ongoing investigations.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. Other than as required under the Securities laws, the Company does not assume a duty to update these forward looking statements. This list of risk factors is not intended to be comprehensive. See "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

Quantitative and Qualitative Disclosures About Market Risk

The table below provides information about the Company's market sensitive financial instruments and constitutes a "forward-looking statement." The Company's major market risk exposure is to foreign currency fluctuations internationally and changing interest rates, primarily in the United States, Canada and Europe. The Company's policy is to manage interest rates through use of a combination of fixed and floating rate debt. If the floating rates were to increase by 10% from September 30, 2005 rates, the Company's combined interest expense to third parties would increase by a total of $2 thousand each month in which such increase continued. At September 30, 2005, the Company had issued fixed-rate debt of $79.0 million. These instruments are fixed-rate and, therefore, do not expose the Company to the risk of loss in earnings due to changes in market interest rates. However, the fair value of these instruments would increase by approximately $147 thousand if interest rates were to decline by 10% from their rates at September 30, 2005.

Periodically, the Company borrows funds which are denominated in foreign currencies, which exposes the Company to market risk associated with exchange rate movements. There were no such borrowings denominated in foreign currencies at September 30, 2005. When the Company believes prudent, the Company enters into forward foreign exchange contracts to hedge the impact of foreign currency fluctuations. There were no such forward foreign exchange contracts at September 30, 2005. The expected maturity dates and fair value of our market risk sensitive instruments are stated below (in thousands). All items described are non-trading and are stated in U.S. dollars.

	Expected Maturity Dates							Fair Value
	2006	2007	2008	2009	2010	Thereafter	Total	9/30/05
SHORT-TERM BORROWINGS								
Bank borrowings; U.S. $ denominated	$ 3,390						$ 3,390	$ 3,390
Average variable interest rate – 7.75% at September 30, 2005								
LONG-TERM BORROWINGS								
7% Series B Notes-U.S. $ denominated								
Fixed interest rate – 7%	78,984						78,984	79,637
Total	$ 82,374	-	-	-	-	-	$ 82,374	$ 83,027

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock of the Company began trading on The New York Stock Exchange in July 1990 under the symbol "BJS". At December 6, 2005, there were approximately 1,495 holders of record of the Company's Common Stock.

The table below sets forth for the periods indicated the high and low sales prices per share for the Company's Common Stock reported on the NYSE composite tape. On July 28, 2005 the Company's Board of Directors approved a 2 for 1 stock split to be effected in the form of a stock dividend payable on September 1, 2005 to stockholders of record as of August 18, 2005. All share and share prices have been adjusted to reflect the stock prices on a post-split basis.

	Common Stock Price Range	
	High	Low
Fiscal 2004		
1st Quarter	$ 18.60	$ 15.06
2nd Quarter	22.89	17.43
3rd Quarter	23.88	19.86
4th Quarter	27.00	22.24
Fiscal 2005		
1st Quarter	**27.00**	**22.48**
2nd Quarter	**25.94**	**21.55**
3rd Quarter	**27.10**	**23.74**
4th Quarter	**36.39**	**26.48**

SELECTED FINANCIAL DATA

The following table sets forth certain selected historical financial data of the Company. The selected operating and financial position data as of and for each of the five years for the period ended September 30, 2005 have been derived from the audited consolidated financial statements of the Company, some of which appear elsewhere in this Annual Report on Form 10-K. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Finan-cial Statements and Notes thereto which are included elsewhere herein.

	As of and For the Year Ended September 30,				
(in thousands, except per share amounts)	**2005**	2004	2003	2002[1][2]	2001
Operating Data:					
Revenue	**$ 3,243,186**	$ 2,600,986	$ 2,142,877	$ 1,865,796	$ 2,233,520
Operating expenses, excluding goodwill amortization	**2,606,127**	2,162,601	1,849,636	1,602,906	1,683,602
Goodwill amortization	**-**	-	-	-	13,739
Operating income	**637,059**	438,385	293,241	262,890	536,179
Interest expense	**(10,951)**	(16,389)	(15,948)	(8,979)	(13,282)
Interest income	**11,281**	6,073	2,141	2,008	2,567
Other income (expense), net[3]	**15,958**	92,668	(3,762)	(3,225)	3,717
Income tax expense	**(200,305)**	(159,696)	(87,495)	(86,199)	(179,922)
Net income	**453,042**	361,041	188,177	166,495	349,259
Earnings per share[4]:					
Basic	**1.40**	1.13	.60	.53	1.07
Diluted	**1.38**	1.10	.58	.52	1.05
Depreciation and amortization	**136,861**	125,668	120,213	104,915	104,969
Capital expenditures[5]	**323,763**	200,577	167,183	179,007	183,414
Financial Position Data (at end of period):					
Property, net	**$ 1,086,932**	$ 913,713	$ 850,340	$ 798,956	$ 676,445
Total assets	**3,396,498**	3,290,697	2,789,502	2,438,543	1,989,012
Long-term debt and capital leases, excluding current maturities	**455**	78,936	493,754	489,062	79,393
Stockholders' equity	**2,483,753**	2,094,136	1,650,632	1,418,628	1,370,081
Cash dividends declared per common share[6]	**.17**	.04	-	-	-

(1) Includes the effect of the acquisition of OSCA, Inc. in May 2002 from the date of acquisition. For further details, see Note 3 of the Notes to the Consolidated Financial Statements.

(2) The Company ceased amortizing goodwill on October 1, 2001 in accordance with its adoption of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets".

(3) Includes Halliburton patent infringement award of $86.4 million (net of legal expenses) in fiscal 2004 and $12.2 million for the reversal of excess liabilities in the Asia Pacific region. Additionally, it includes $9.0 million in misappropriated funds from the Asia Pacific region repaid to the Company in fiscal 2005 and $9.5 million for the reversal of excess accrued liabilities in the Asia Pacific region. See Note 12 of the Notes to the Consolidated Financial Statements.

(4) Earnings per share amounts have been restated for all periods presented to reflect the increased number of common shares outstanding resulting from the 2-for-1 stock splits effective May 31, 2001 and September 1, 2005.

(5) Excluding acquisitions of businesses.

(6) The Company paid cash dividends in the amount of $.04 per common share on a quarterly basis, totaling $51.9 million during fiscal 2005. The quarterly cash dividend was increased to $.05 per common share and a dividend was payable on October 15, 2005 to shareholders of record on September 15, 2005, in the aggregate amount of $16.1 million.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined by the Securities and Exchange Act of 1934 Rule 13a-15(f). The Company's internal controls were designed to provide reasonable assurance as to the reliability of our financial statements for external purposes in accordance with accounting principles generally accepted in the U.S.

Internal control over financial reporting has inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance, not absolute, assurance with respect to the financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management has evaluated the effectiveness of the Company's internal control over financial reporting as of September 30, 2005 as required by the Securities and Exchange Act of 1934 Rule 13a-15(c). In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that based on its evaluation, the company's internal control over financial reporting was effective as of September 30, 2005.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.



J.W. Stewart
President and Chief Executive Officer



T.M. Whichard
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders of BJ Services Company:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that BJ Services Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment of the effectiveness of internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal controls over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2005 of the Company and our report dated December 14, 2005 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Houston, Texas
December 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders of BJ Services Company:

We have audited the accompanying consolidated statements of financial position of BJ Services Company and subsidiaries (the "Company") as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and other comprehensive income, and cash flows for each of the three years in the period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BJ Services Company and subsidiaries at September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Houston, Texas
December 14, 2005

BJ SERVICES COMPANY CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended September 30,		
(in thousands, except per share amounts)	**2005**	2004	2003
Revenue	**$ 3,243,186**	$ 2,600,986	$ 2,142,877
Operating Expenses:			
Cost of sales and services	**2,334,198**	1,951,022	1,665,545
Research and engineering	**54,197**	47,287	40,810
Marketing	**92,255**	82,105	73,665
General and administrative	**111,285**	78,978	69,449
Loss on long-lived assets	**14,192**	3,209	167
Total operating expenses	**2,606,127**	2,162,601	1,849,636
Operating income	**637,059**	438,385	293,241
Interest expense	**(10,951)**	(16,389)	(15,948)
Interest income	**11,281**	6,073	2,141
Other (expense) income, net	**15,958**	92,668	(3,762)
Income before income taxes	**653,347**	520,737	275,672
Income tax expense	**200,305**	159,696	87,495
Net income	**$ 453,042**	$ 361,041	$ 188,177
Earnings Per Share:			
Basic	**$ 1.40**	$ 1.13	$ .60
Diluted	**$ 1.38**	$ 1.10	$ .58
Weighted-Average Shares Outstanding:			
Basic	**323,763**	320,358	315,886
Diluted	**329,115**	326,828	322,514

The accompanying notes are an integral part of these consolidated financial statements

BJ SERVICES COMPANY CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30,	
(in thousands)	**2005**	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 356,508**	$ 424,725
Short-term investments	**-**	229,930
Receivables, less allowance for doubtful accounts:		
2005, $13,938; 2004, $9,010	**695,359**	544,946
Inventories:		
Products	**151,641**	125,174
Work-in-process	**7,545**	2,656
Parts	**75,905**	55,040
Total inventories	**235,091**	182,870
Deferred income taxes	**16,107**	12,002
Prepaid expenses	**21,245**	20,849
Other current assets	**10,161**	9,635
Total current assets	**1,334,471**	1,424,957
Property:		
Land	**17,339**	15,605
Buildings and other	**269,191**	250,361
Machinery and equipment	**1,712,366**	1,490,427
Total property	**1,998,896**	1,756,393
Less accumulated depreciation	**911,964**	842,680
Property, net	**1,086,932**	913,713
Goodwill	**885,212**	885,905
Deferred income taxes	**24,140**	23,250
Investments and other assets	**65,743**	42,872
Total assets	**$ 3,396,498**	$ 3,290,697

The accompanying notes are an integral part of these consolidated financial statements

	September 30,	
(in thousands)	**2005**	2004
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable, trade	**$ 326,632**	$ 247,230
Short-term borrowings	**3,390**	3,754
Current portion of long-term debt	**78,984**	419,585
Accrued employee compensation and benefits	**104,962**	78,049
Income taxes	**36,568**	39,037
Deferred income taxes	**197**	1,234
Taxes other than income	**22,679**	23,766
Accrued insurance	**19,343**	14,797
Other accrued liabilities	**91,038**	83,673
Total current liabilities	**683,793**	911,125
Long-term debt	**-**	78,936
Deferred income taxes	**64,613**	47,798
Accrued postretirement benefits	**48,561**	43,012
Other long-term liabilities	**115,778**	115,690
Commitments and contingencies (Note 10)		
Stockholders' Equity:		
Preferred stock (authorized 5,000,000 shares, none issued)		
Common stock, $.10 par value (authorized 380,000,000 shares; 347,510,648 shares issued and 323,410,991 shares outstanding in 2005; 347,510,648 shares issued and 323,737,678 shares outstanding in 2004)	**34,752**	34,752
Capital in excess of par	**1,016,333**	994,724
Retained earnings	**1,739,157**	1,340,939
Accumulated other comprehensive income (loss)	**24,371**	(908)
Unearned compensation	**(9,195)**	(6,961)
Treasury stock, at cost (2005 – 24,099,657 shares; 2004 – 23,772,970 shares)	**(321,665)**	(268,410)
Total stockholders' equity	**2,483,753**	2,094,136
Total liabilities and stockholders' equity	**$ 3,396,498**	$ 3,290,697

The accompanying notes are an integral part of these consolidated financial statements

BJ SERVICES COMPANY CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

(in thousands)	Common Stock Shares	Common Stock	Capital In Excess of Par	Treasury Stock	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, September 30, 2002	**313,590**	**$34,752**	**$ 965,550**	**$(382,271)**	**$ (926)**	**$ 831,396**	**$(29,873)**	**$ 1,418,628**
Comprehensive income:								
Net income						188,177		
Other comprehensive income, net of tax:								
Cumulative translation adjustments							21,456	
Minimum pension liability adjustment							(1,230)	
Comprehensive income								208,403
Reissuance of treasury stock for:								
Stock option plan	1,410			15,828		(5,732)		10,096
Stock purchase plan	1,318			14,862		(4,892)		9,970
Stock incentive plan	294		(3,812)	3,304		507		(1)
Recognition of unearned compensation					1,108			1,108
Revaluation of stock incentive plan awards			182		(182)			-
Tax benefit from exercise of options			2,428					2,428
Balance, September 30, 2003	**316,612**	**$34,752**	**$ 964,348**	**$(348,277)**	**$ -**	**$ 1,009,456**	**$(9,647)**	**$ 1,650,632**
Comprehensive income:								
Net income						361,041		
Other comprehensive income, net of tax:								
Cumulative translation adjustments							10,468	
Minimum pension liability adjustment							(1,729)	
Comprehensive income								369,780
Dividend declared						(12,935)		(12,935)
Reissuance of treasury stock for:								
Stock option plan	5,946			66,566		(17,304)		49,262
Stock purchase plan	990			11,157		(217)		10,940
Stock incentive plan	190		(3,103)	2,144		898		(61)
Stock incentive plan grant			7,273		(7,273)			-
Recognition of unearned compensation					3,772			3,772
Revaluation of stock incentive plan awards			3,460		(3,460)			-
Tax benefit from exercise of options			22,746					22,746
Balance, September 30, 2004	**323,738**	**$34,752**	**$ 994,724**	**$(268,410)**	**$ (6,961)**	**$ 1,340,939**	**$ (908)**	**$ 2,094,136**
Comprehensive income:								
Net income						453,042		
Other comprehensive income, net of tax:								
Cumulative translation adjustments							11,482	
Minimum pension liability adjustment							13,797	
Comprehensive income								478,321
Dividend declared						(55,005)		(55,005)
Treasury stock purchase	(3,982)			(98,360)				(98,360)
Reissuance of treasury stock for:								
Stock option plan	2,809			35,461		(2,447)		33,014
Stock purchase plan	836			9,523		2,628		12,151
Stock incentive plan								-
Director stock award	10		(121)	121				-
Stock incentive plan grant			6,468		(6,468)			-
Director stock award grant expense			874					874
Recognition of unearned compensation					7,807			7,807
Revaluation of stock incentive plan awards			3,573		(3,573)			-
Tax benefit from exercise of options			10,815					10,815
Balance, September 30, 2005	**323,411**	**$34,752**	**$1,016,333**	**$(321,665)**	**$ (9,195)**	**$ 1,739,157**	**$ 24,371**	**$ 2,483,753**

The accompanying notes are an integral part of these consolidated financial statements

BJ SERVICES COMPANY CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended September 30,		
(in thousands)	**2005**	2004	2003
Cash flows from operating activities:			
Net income	**$ 453,042**	$ 361,041	$ 188,177
Adjustments to reconcile net income to cash provided from operating activities:			
Depreciation	**136,861**	125,668	120,213
Net loss on long-lived assets	**14,192**	3,209	167
Recognition of unearned compensation	**8,681**	3,772	1,108
Deferred income tax expense	**(7,111)**	109,775	29,508
Minority interest expense	**3,725**	2,286	5,080
Changes in:			
Receivables	**(154,677)**	(78,042)	(110,786)
Accounts payable, trade	**81,756**	31,509	56,415
Inventories	**(53,161)**	(20,975)	(4,446)
Employee compensation and benefits	**26,913**	8,844	9,825
Current income tax	**(7,611)**	(31,509)	49,849
Other current assets and liabilities	**11,477**	(6,834)	8,591
Other, net	**31,618**	19,863	(33,737)
Net cash flows provided from operating activities	**545,705**	528,607	319,964
Cash flows from investing activities:			
Property additions	**(323,763)**	(200,577)	(167,183)
Proceeds from disposal of assets	**7,834**	2,149	5,184
Proceeds (purchase) of U.S. Treasury securities	**229,774**	(229,930)	-
Acquisitions of businesses, net of cash acquired	**-**	(15,337)	-
Net cash used for investing activities	**(86,155)**	(443,695)	(161,999)
Cash flows from financing activities:			
Proceeds from exercise of stock options and stock purchase plan	**45,165**	61,413	21,263
Purchase of treasury stock	**(98,360)**	-	-
(Repayment) proceeds of long-term debt	**(422,369)**	-	4,692
(Repayment) proceeds of short-term borrowings, net	**(364)**	(2,134)	2,110
Dividends paid to shareholders	**(51,855)**	-	-
Debt issuance costs	**-**	(1,042)	-
Net cash flows provided from (used in) financing activities	**(527,783)**	58,237	28,065
Effect of exchange rate changes on cash	**16**	3,910	6,909
(Decrease) increase in cash and cash equivalents	**(68,217)**	147,059	192,939
Cash and cash equivalents at beginning of year	**424,725**	277,666	84,727
Cash and cash equivalents at end of year	**$ 356,508**	$ 424,725	$ 277,666

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

BJ Services Company (the "Company"), whose operations trace back to the Byron Jackson Company (which was founded in 1872), was organized in 1990 under the corporate laws of the state of Delaware. The Company is a leading worldwide provider of pressure pumping and other oilfield services for the petroleum industry. The Company's pressure pumping services consist of cementing and stimulation services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore. Other oilfield services include completion tools, completion fluids and casing and tubular services provided to the oil and natural gas exploration and production industry, commissioning and inspection services provided to refineries, pipelines and offshore platforms, and production chemical services.

The Company consolidates all investments in which we own greater than 50%, or in which we control. All material intercompany balances and transactions are eliminated in consolidation. Investments in companies in which the Company's ownership interest ranges from 20% to 50% and the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Other investments are accounted for using the cost method.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Share and earnings per share amounts have been restated for all periods presented to reflect the increased number of common shares outstanding resulting from the 2-for-1 stock split payable on September 1, 2005 to stockholders of record as of August 18, 2005.

Certain amounts for 2004 and 2003 have been reclassified in the accompanying consolidated financial statements to conform to the current year presentation.

2. Summary of Significant Accounting Policies

Cash and cash equivalents: The Company considers all highly liquid investments purchased with original maturities of three months or less at the time of purchase to be cash equivalents.

Short-term investments: Highly liquid investments with maturities of one year or less at the time of purchase are classified as short-term investments. The Company accounts for these short-term investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. These short-term investments are being held to maturity and are recorded at amortized cost. For purposes of the Consolidated Statement of Cash Flows, the Company does not consider short-term investments to be cash and cash equivalents because they generally have original maturities in excess of three months.

Allowance for doubtful accounts: The Company performs ongoing credit evaluations of our customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their available credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot give any assurances that we will continue to experience the same credit loss rates that we have in the past. The cyclical nature of our industry may affect our customers' operating performance and cash flows, which could impact our ability to collect on these obligations. In addition, many of our customers are located in certain international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact our ability to collect these receivables.

Inventories: Inventories, which consist principally of (i) products which are consumed in the Company's services provided to customers, (ii) spare parts for equipment used in providing these services and (iii) manufactured components and attachments for equipment used in providing services, are stated primarily at the lower of weighted-average cost or market. Cost primarily represents invoiced costs. The Company regularly reviews inventory quantities

on hand and records provisions for excess or obsolete inventory based primarily on its estimated forecast of product demand, market conditions, production requirements and technological developments. Significant or unanticipated changes to the Company's forecasts could require additional provisions for excess or obsolete inventory.

Property: Property is stated at cost less amounts provided for permanent impairments and includes capitalized interest of $1.2 million, $0.8 million and $0.6 million for the years ended September 30, 2005, 2004 and 2003, respectively, on funds borrowed to finance the construction of capital additions. Depreciation is generally provided using the straight-line method over the estimated useful lives of individual items. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease terms. The estimated useful lives are 10 to 30 years for buildings and leasehold improvements and range from 3 to 12 years for machinery and equipment. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The determination of recoverability is made based upon estimated undiscounted future cash flows. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The amount of the impairment, if any, is the amount by which the net book value of the assets exceed fair value. Fair value determination requires the Company to make long-term forecasts of its future revenue and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Rig count has experienced double digit growth over the last three years. As such, all of the Company's equipment that can perform is currently working. As a result of year-end procedures, it was determined that the remaining equipment that was not able to operate would be written down to the fair value of the usable major components. The fair value for these assets was based on market prices for same, or similar assets. As a result, an $11.7 million impairment was recorded during the Company's fourth fiscal quarter of 2005 and is reflected in the Corporate results.

Intangible assets: Goodwill represents the excess of cost over the fair value of the net assets of companies acquired in purchase transactions. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets which requires goodwill to be reviewed for possible impairment on an annual basis, or if circumstances indicate that an impairment may exist. The Company performed its annual evaluation as of September 30 and concluded that an impairment adjustment was not necessary to the Company's $885.2 million and $885.9 million net goodwill balance at September 30, 2005 and 2004, respectively. The changes in the carrying amount of goodwill by reporting unit for the year ended September 30, 2005, are as follows:

(in thousands)

	U.S./Mexico Pressure Pumping Services	International Pressure Pumping Services	Chemical Services	Process and Pipeline Services	Casing and Tubular Services	Completion Tools Services	Completion Fluids Services	Total
Balance 9/30/03	$ 274,058	$ 371,324	$ 10,726	$ 22,272	$ 8,905	$ 112,235	$ 80,190	$ 879,710
Acquisitions	-	-	-	-	6,195	-	-	6,195
Balance 9/30/04	$ 274,058	$ 371,324	$ 10,726	$ 22,272	$ 15,100	$ 112,235	$ 80,190	$ 885,905
Reversal of Taxes	(2,277)	1,584	-	-	-	-	-	(693)
Balance 9/30/05	**$ 271,781**	**$ 372,908**	**$ 10,726**	**$ 22,272**	**$ 15,100**	**$ 112,235**	**$ 80,190**	**$ 885,212**

During fiscal 2005, goodwill was reduced by $0.7 million in connection with the resolution of certain tax uncertainties relating to prior acquisitions. Under EITF 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination, the resolution of these tax uncertainties is treated as an adjustment of the goodwill originally recorded in the acquisition.

Technology based intangible assets are being amortized on a straight-line basis ranging from 5-20 years, with the weighted average amortization period being 13.6 years. Technology based intangible assets net of accumulated amortization were $8.2 million and $4.3 million at September 30, 2005 and 2004, respectively. Amortization for the three years ended September 30, 2005, 2004 and 2003 was $0.5 million, $0.3 million and $0.2 million, respectively. The Company utilizes undiscounted estimated cash flows to evaluate any possible impairment of intangible assets. If such cash flows are less than the net carrying value of the intangible assets the Company records an impairment loss equal to the difference in discounted estimated cash

flows and the net carrying value. The discount rate utilized is based on market factors at the time the loss is determined.

Income Taxes: The Company provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. This calculation requires the Company to make certain estimates about our future operations. Changes in state, federal and foreign tax laws as well as changes in our financial condition could affect these estimates. The Company records a valuation allowance to reduce its deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will expire before realization of the benefit. We consider all available evidence, both positive and negative, to determine whether a valuation allowance is needed. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character within the carryback or carryforward period set forth under the applicable tax law. Our tax filings for various periods are subjected to audit by tax authorities in the jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts. Resolution of these situations inevitably includes some degree of uncertainty; accordingly, we provide taxes only for the amounts we believe will ultimately result from these proceedings. In addition to the aforementioned assessments that have been received from various taxing authorities, we provide for taxes in certain situations where assessments have not been received. In those situations, we accrue income taxes where we consider it probable that the taxes ultimately payable will exceed those amounts reflected in filed tax returns; accordingly, taxes are provided in those situations under the guidance in Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies.

Self Insurance Accruals: The Company is self-insured for certain losses relating to workers' compensation, general liability, property damage and employee medical benefits for claims filed and claims incurred but not reported. The Company's liability is based primarily on an actuarial undiscounted basis using individual case-based valuations and statistical analysis and is based upon judgment and historical experience; however, the final cost of many of these claims may not be known for five years or longer. Management reviews the reserve on a quarterly basis. Changes in claims experience, health care costs, etc. could affect these estimates.

Contingencies: Contingencies are accounted for in accordance with SFAS No. 5, Accounting for Contingencies. This standard requires that we record an estimated loss from a loss contingency when information available prior to the issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal, and income tax matters requires the Company to use its judgment. While the Company believes that its accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be adversley impacted. For significant litigation, the Company accrues for its legal costs.

Environmental remediation and compliance: Environmental remediation costs are accrued based on estimates of known environmental exposures using currently available facts, existing environmental permits and technology and presently enacted laws and regulations. For sites where the Company is primarily responsible for the remediation, the Company's estimates of costs are developed based on internal evaluations and are not discounted. Such accruals are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated. The accrual is recorded even if significant uncertainties exist over the ultimate cost of the remediation and is updated as additional information becomes available. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where the Company has been identified as a potentially responsible party in a U.S. federal or state Superfund site, the Company accrues its share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by the Company to the total estimated volume of waste at the site.

Revenue Recognition: The Company's revenue is composed of product sales, rental, service and other revenue. Products, rentals, and services are generally sold based on fixed or determinable priced purchase orders or contracts with the customer and do not include the right of return. The Company recognizes revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, and collectibility is reasonably assured. Rental, service and other revenue is recognized when the services are provided and collectibility is reasonably assured.

Research and development expenditures: Research and development expenditures are expensed as incurred.

Maintenance and repairs: Expenditures for maintenance and repairs are expensed as incurred. Expenditures for renewals and improvements are capitalized if they extend the life, increase the capacity, or improve the efficiency of the asset.

Foreign currency translation: The Company's functional currency is primarily the U.S. dollar. Gains and losses resulting from financial statement translation of foreign operations where a foreign currency is the functional currency are included as a separate component of stockholders' equity. The Company's operations in Canada and Hungary use their respective local currencies as the functional currency.

Derivative instruments: The Company sometimes enters into forward foreign exchange contracts to hedge the impact of currency fluctuations on certain transactions and assets and liabilities denominated in foreign currencies. We do not enter into derivative instruments for speculative or trading purposes. SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, as amended, requires that the Company recognize all derivatives on the balance sheet at fair value. The Company designates and documents the derivative instrument as a hedge at its inception. The derivative is assessed to determine if the hedge is highly effective at inception and on an ongoing basis. Any ineffective portion of a derivative's change in fair value is recognized into earnings.

Employee stock-based compensation: Under SFAS No. 123 Accounting for Stock-Based Compensation, the Company is permitted to either record expenses for stock options and other stock-based employee compensation plans based on their fair value at the date of grant or to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and recognize compensation expense, if any, based on the intrinsic value of the equity instruments at the measurement dates. The Company elected to continue following APB 25; therefore, no compensation expense has been recognized for the stock purchase plan and the stock option plan because the exercise prices of employee stock options equal the market prices of the underlying stock on the dates of grant. The Company expenses the fair value of the awards granted from its stock incentive plan and restricted stock awards. As discussed below, SFAS 123(R) is effective for the Company as of October 1, 2005.

The following pro forma table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to the Stock Option Plan and the Stock Purchase Plan:

(in thousands, except per share amounts)	**2005**	2004	2003
Net income, as reported	**$ 453,042**	$ 361,041	$ 188,177
Add: total stock-based employee compensation expense included in reported net income, net of tax	**8,681**	3,772	1,108
Less: total stock-based employee compensation expense determined under SFAS 123 for all awards, net of tax[1]	**(17,582)**	(17,714)	(16,475)
Net income, pro forma	**$ 444,141**	$ 347,099	$ 172,810
Earnings per share:			
Basic, as reported	**$ 1.40**	$ 1.13	$ 0.60
Basic, pro forma	**$ 1.37**	$ 1.08	$ 0.55
Diluted, as reported	**$ 1.38**	$ 1.10	$ 0.58
Diluted, pro forma	**$ 1.35**	$ 1.06	$ 0.54

(1) In October and November 2001, the Company granted approximately 100% more stock options than is typically granted, and therefore only a minimal amount was issued in the subsequent year. Given the three-year vesting schedule of these awards, stock-based compensation expense was higher in fiscal 2002, 2003 and 2004.

The pro forma compensation expense determined under SFAS 123 was calculated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Stock Option Plan			
Expected life (years)	**4.7**	5.0	4.9
Interest rate	**3.6%**	3.7%	3.2%
Volatility	**30.4%**	36.8%	44.4%
Dividend yield	**0.7%**	-	-
Weighted-average fair value per share at grant date	**$ 6.99**	$ 6.07	$ 7.04
Stock Purchase Plan			
Expected life (years)	**1.0**	1.0	1.0
Interest rate	**4.1%**	2.2%	1.0%
Volatility	**16.4%**	15.8%	19.2%
Dividend yield	**0.6%**	-	-
Weighted-average fair value per share at grant date	**$ 5.49**	$ 6.94	$ 4.82

The Company calculated its volatility using historical daily, weekly and monthly price intervals to generate a reasonable range of expected future volatility, and used a factor at the low end of the range in accordance with SFAS 123.

New accounting pronouncements: In May 2005, the FASB issued SFAS No. 154 ("SFAS 154"), Accounting Changes and Error Corrections. This is a replacement of APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Under SFAS 154, all voluntary changes in accounting principle as well as changes pursuant to accounting pronouncements that do not include specific transition requirements, must be applied retrospectively to prior periods' financial statements. Retrospective application requires the cumulative effect of the change be reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to beginning retained earnings. Each period presented must be adjusted to reflect the period specific effects of applying the change. Also, under the new statement, a change in accounting estimate continues to be accounted for in the period of change and in future periods if necessary. Corrections of errors should continue to be reported by restating prior period financial statements as of the beginning of the first period presented, if material. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS 154 on October 1, 2006. Adoption will not have a material impact on the Company's financial position and results of operations, since SFAS 154 is to be applied prospectively.

In December 2004, the FASB issued SFAS No. 123-Revised 2004 ("SFAS 123(R)"), Share–Based Payment. This is a revision of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), and supersedes APB No. 25, Accounting for Stock Issued to Employees. Through September 30, 2005, the Company has not recorded compensation expense for its stock purchase plan and stock option plan. Under SFAS 123(R), the Company will be required to measure the cost of employee services received in exchange for stock based on the grant-date fair value (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The fair value will be estimated using an option-pricing model. Excess tax benefits, as defined in SFAS 123(R), will be recognized as an addition to paid-in capital. This is effective October 1, 2005 and the Company will adopt SFAS 123(R) using the modified prospective method.

Under the modified prospective method the Company will recognize expense beginning October 1, 2005 on any unvested awards granted prior to the adoption date of October 1, 2005 over the remaining vesting period of the awards. New awards granted after the adoption date will be expensed over the vesting period of the award. The Company currently uses a Black-Scholes option pricing model for disclosures of stock-based compensation information and plans on continuing to use this model under SFAS 123(R) in determining the expense for awards under the stock option plan and the stock purchase plan. The Company has historically expensed the fair value of the awards granted from its stock incentive plan. Adoption of SFAS 123(R) will require the Company to utilize a binomial model to value the stock incentive plan awards. We do not anticipate the valuation methodology required under SFAS 123(R) to materially change the compensation expense associated with these awards the Company has historically recognized in the consolidated statement of operations. The following table summarizes the impact of the adoption of SFAS 123(R) for these plans:

(in millions, pre tax)	Fiscal 2006	Fiscal 2007	Fiscal 2008
Plans not currently expensed:			
Stock Option Plan			
Previously unvested grants	$ 8.8	$ 4.8	$ 0.6
Estimated future grants	4.3	8.6	12.9
Stock Purchase Plan (estimate)	3.2	3.2	3.2
Additional Expense Under SFAS 123(R)	**16.3**	**16.6**	**16.7**
Plans currently expensed:			
Stock Incentive Plan			
Previously unvested grants	7.9	4.2	-
Estimated future grants	4.2	8.3	12.5
	12.1	12.5	12.5
Director Stock Awards			
Previously unvested grants	0.5	0.1	-
Estimated future grants	0.5	0.9	1.0
	1.0	1.0	1.0
Total Estimated Expense	**$ 29.4**	**$ 30.1**	**$ 30.2**

Estimates of future grants in the table above are based on the level of grants awarded during fiscal 2005. The actual number of awards, or the types of awards granted may change. With respect to the Consolidated Statement of Financial Position, this will increase unearned compensation by approximately $40 million and will have an equally offsetting decrease in capital in excess of par in stockholders' equity. For more information regarding these plans, see Note 13 of the Notes to the Consolidated Financial Statements.

In October 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act contains new provisions that may impact the Company's U.S. income tax liability in future years. The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. Under the guidance in FASB Staff Position No. 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a "special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return. We do not expect that this deduction will have a material impact on our effective tax rate in future years. The Act is applicable to the Company beginning October 1, 2005.

In December 2004, the FASB issued FASB Staff Position No. 109-2 ("FSP 109-2"), Accounting and Disclosure Guidance for the Foreign Repatriation Provision within the American Jobs Creation Act of 2004, which provides guidance under SFAS No. 109 with respect to recording the potential impact of the repatriation provisions of the Act on a company's income tax expense and deferred tax liability. FSP 109-2 states that a company is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. The Company is considering the possibility of remitting dividends in excess of $20 million and perhaps materially in excess of $20 million in its next fiscal year to claim the benefits of this new provision. Furthermore, the Company believes that any residual U.S. tax liability from this possible repatriation would be fully offset with excess foreign tax credits of the Company.

3. Acquisitions of Businesses

On November 26, 2003, the Company completed the acquisition of Cajun Tubular Services, Inc. ("Cajun") for a total purchase price of $8.1 million (net of cash). Cajun, located in Lafayette, Louisiana, provides tubular running, testing and torque monitoring services to the Gulf of Mexico market. This business complements the Company's casing and tubular services business in the Other Oilfield Services segment.

On December 2, 2003, the Company acquired the assets and business of Petro-Drive, a division of Grant Prideco, Inc., for a total purchase price of $7 million. Petro-Drive, located in Lafayette, Louisiana, is a leading provider of hydraulic and diesel hammer services to the Gulf of Mexico market and select markets internationally. This business complements the Company's casing and tubular services business in the Other Oilfield Services segment.

These acquisitions resulted in total goodwill of $6.2 million. Pro forma financial information is not presented, as the acquisitions were not material to the Company.

4. Earnings Per Share

Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares outstanding during each period and the assumed exercise of dilutive instruments (stock option plans, the stock purchase plan and the stock incentive plan) less the number of treasury shares assumed to be purchased with the exercise proceeds using the average market price of the Company's common stock for each of the periods presented. No dilutive effect has been included for the convertible senior notes issued April 24, 2002 (see Note 5) because the Company settled the conversion in cash.

The following table presents information necessary to calculate earnings per share for the three years ended September 30, 2005:

(in thousands, except per share amounts)	**2005**	2004	2003
Net Income	**$ 453,042**	$ 361,041	$ 188,177
Weighted-average common shares outstanding	**323,763**	320,358	315,886
Basic earnings per share	**$ 1.40**	$ 1.13	$ 0.60
Weighted-average common and dilutive potential common shares outstanding:			
Weighted-average common shares outstanding	**323,763**	320,358	315,886
Assumed exercise of stock options[1]	**5,352**	6,470	6,628
Weighted-average dilutive shares outstanding	**329,115**	326,828	322,514
Diluted earnings per share	**$ 1.38**	$ 1.10	$ 0.58

[1] For the years ended September 30, 2005 and 2004, no stock options were excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended September 30, 2003, 134 thousand stock options were excluded from the computation of diluted earnings per share due to their antidilutive effect.

5. Debt and Bank Credit Facilities

Long-term debt at September 30, 2005 and 2004 consisted of the following:

(in thousands)	**2005**	2004
Convertible Senior Notes due 2022, net of discount	**$ -**	$ 419,585
7% Series B Notes due February 1, 2006, net of discount	**78,984**	78,936
	78,984	498,521
Less current maturities of long-term debt	**78,984**	419,585
Long-term debt	**$ -**	$ 78,936

In June 2004, the Company replaced its then existing credit facility with a revolving credit facility (the "Revolving Credit Facility") that permits borrowings up to $400 million in principal amount. The Revolving Credit Facility includes a $50 million sublimit for the issuance of standby letters of credit and a $20 million sublimit for swingline loans. Swingline loans have short-term maturities and the remaining amounts outstanding under the Revolving Credit Facility become due and payable in June 2009. Interest on outstanding borrowings is charged based on prevailing market rates. The Company is charged various fees in connection with the Revolving Credit Facility, including a commitment fee based on the average daily unused portion of the commitment, totaling $0.5 million in fiscal 2005. In addition, the Revolving Credit Facility charges a utilization fee on all outstanding loans and letters of credit when usage of the Revolving Credit Facility exceeds 33%, though there were no such charges in fiscal 2005. There were no outstanding borrowings under the Revolving Credit Facility at September 30, 2005 or 2004.

On April 24, 2002 the Company sold convertible senior notes with a face value at maturity of $516.4 million (gross proceeds of $408.4 million). The notes were unsecured senior obligations that ranked equally in right of payment with all of the Company's existing and future senior unsecured indebtedness. The Company used the aggregate net proceeds of $400.1 million to fund a substantial portion of the purchase price of its acquisition of OSCA, which closed on May 31, 2002, and for general corporate purposes. On April 25, 2005, the Company redeemed all of its outstanding convertible senior notes for a redemption price of $422.4 million. There was $419.6 million outstanding under the convertible senior notes at September 30, 2004.

At September 30, 2005 and September 30, 2004, the Company had issued and outstanding $79.0 million and $78.9 million, respectively, of unsecured 7% Series B Notes due February 1, 2006, net of discount.

In addition to the Revolving Credit Facility, the Company had $44.3 million of unsecured, discretionary lines of credit at September 30, 2005, which expire at the bank's discretion. There are no requirements for commitment fees or compensating balances in connection with these lines of credit and interest is at prevailing market rates. There was $3.4 million and $3.8 million in outstanding borrowings under these lines of credit at September 30, 2005 and 2004, respectively. The weighted average interest rates on short-term borrowings outstanding as of September 30, 2005 and 2004 were 7.75% and 5.75%, respectively.

The Revolving Credit Facility includes various customary covenants and other provisions, including the maintenance of certain profitability and solvency ratios, none of which materially restrict the Company's activities. The Company is currently in compliance with all covenants imposed by the terms of its indebtedness.

6. Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable.

Cash and Cash Equivalents, Short-term Investments, Trade Receivables, Trade Payables, Short-Term Borrowings and Foreign Exchange Contracts: The carrying amount approximates fair value because of the short maturity of those instruments.

Long-term Debt: Fair value is based on the rates currently available to the Company for debt with similar terms and average maturities.

Foreign Exchange Contracts: Periodically, the Company borrows funds which are denominated in foreign currencies, which exposes the Company to market risk associated with exchange rate movements. There were no such borrowings denominated in foreign currencies at September 30, 2005 or 2004.

The fair value of financial instruments that differed from their carrying value at September 30, 2005 and 2004 was as follows:

(in thousands)	**2005**		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
7% Series B Notes	**$ 78,984**	**$ 79,637**	$ 78,936	$ 83,100
Convertible Senior Notes due 2022	**-**	**-**	419,585	447,004

7. Income Taxes

The geographical sources of income before income taxes for the three years ended September 30, 2005 were as follows:

(in thousands)	**2005**	2004	2003
United States	**$ 425,399**	$ 342,983	$ 123,337
Foreign	**227,948**	177,754	152,335
Income before income taxes	**$ 653,347**	$ 520,737	$ 275,672

The provision for income taxes for the three years ended September 30, 2005 is summarized below:

(in thousands)	**2005**	2004	2003
Current:			
United States	**$ 130,088**	$ 29,387	$ 3,154
Foreign	**77,328**	20,534	54,833
Total current	**207,416**	49,921	57,987
Deferred:			
United States	**9,587**	81,368	36,141
Foreign	**(16,698)**	28,407	(6,633)
Total deferred	**(7,111)**	109,775	29,508
Income tax expense	**$ 200,305**	$ 159,696	$ 87,495

The consolidated effective income tax rates (as a percent of income (loss) before income taxes) for the three years ended September 30, 2005 varied from the United States statutory income tax rate for the reasons set forth below:

	2005	2004	2003
Statutory rate	**35.0%**	35.0%	35.0%
Foreign earnings at varying rates	**(3.6)**	(3.2)	(3.5)
State income taxes, net of federal benefit	**0.6**	0.3	0.3
Other taxes	**1.1**	0.0	0.0
Changes in valuation reserve	**0.5**	0.0	0.0
Foreign income recognized domestically	**9.7**	1.4	26.5
Amortization	**(0.2)**	0.0	0.0
Tax credits	**(12.3)**	(3.4)	(26.9)
Nondeductible expenses	**0.5**	0.1	0.3
Other, net	**(0.6)**	0.5	0.0
	30.7%	30.7%	31.7%

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of assets or liabilities and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rules currently in effect in each of the taxing jurisdictions in which the Company has operations. Generally, deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related asset or liability for financial reporting. The estimated deferred tax effect of temporary differences and carryforwards as of September 30, 2005 and 2004 were as follows :

(in thousands)	2005	2004
Assets:		
Accrued compensation expense	**$ 13,001**	$ 10,235
Accrued postretirement benefits	**17,843**	15,121
Deferred gain[1]	**9,386**	10,781
Accrued insurance expense	**6,701**	5,039
Other accrued expenses	**20,509**	23,833
Foreign tax credit carryforwards	**26,287**	18,243
Other tax credit carryforwards	**-**	5,393
Net operating and capital loss carryforwards	**18,578**	15,790
Valuation allowance	**(31,062)**	(23,986)
Total deferred tax asset	**$ 81,243**	$ 80,449
Liabilities:		
Differences in depreciable basis of property	**$ (97,679)**	$ (85,854)
Unrealized gain/loss	**(7,604)**	(5,220)
Income accrued for financial reporting purposes, not yet reported for tax	**(523)**	(3,155)
Total deferred tax liability	**(105,806)**	(94,229)
Net deferred tax liability	**$ (24,563)**	$ (13,780)

[1] Deferred gain on the contribution of pumping service equipment to the partnerships referred to in Note 10.

At September 30, 2005, the Company had approximately $53.8 million of foreign net operating loss carryforwards. The foreign net operating loss carryforwards expire as follows: $11.2 million by fiscal year 2010 and the remaining $42.6 million does not expire. The Company also had $26.3 million of US foreign tax credit carryforwards. Substantially all of these US foreign tax credits expire in 2012. The potential impact of the foreign net operating loss carryforwards and foreign tax credits subject to expiration has been reflected in the asset valuation allowance balance as of September 30, 2005. Furthermore, with respect to this valuation allowance, approximately $2.8 million of such valuation allowance, if subsequently realized, will be allocated to reduce goodwill.

The Company records a valuation allowance to reduce its deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will expire before realization of the benefit. The Company reached an IRS audit settlement with respect to its fiscal year 2002 tax return and received additional tax credits as a result of that audit resolution. Because it is more likely than not that these additional credits will not be realized, a valuation allowance has been recorded on these additional credits.

The Company's stock basis difference in foreign subsidiaries, for which a U.S. deferred tax liability has not been established, is approximately $204 million as of September 30, 2005. This stock basis difference arises from the existence of unremitted foreign earnings and cumulative translation adjustments. The Company has provided additional taxes for the anticipated repatriation of foreign earnings of its foreign subsidiaries where it has determined that the foreign subsidiaries earnings are not indefinitely reinvested. For foreign subsidiaries whose earnings are indefinitely reinvested, no provision for U.S. federal and state income taxes has been provided. If the Company were to record a tax liability for the full tax versus book basis difference of its foreign subsidiaries, an additional net deferred tax liability of approximately $15 million would be recorded.

8. Segment Information

The Company currently has thirteen operating segments for which separate financial information is available and that have separate management teams that are engaged in oilfield services. The results for these operating segments are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The operating segments have been aggregated into three reportable segments: U.S./ Mexico Pressure Pumping, International Pressure Pumping and Other Oilfield Services.

The U.S./Mexico Pressure Pumping has two operating segments and includes cementing services and stimulation services (consisting of fracturing, acidizing, sand control, nitrogen, coiled tubing and service tool services) provided throughout the United States and Mexico. These two operating

segments have been aggregated into one reportable segment because they offer the same type of services, have similar economic characteristics, have similar production processes and use the same methods to provide their services.

The International Pressure Pumping segment has six operating segments. Similar to U.S./Mexico Pressure Pumping, it includes cementing and stimulation services (consisting of fracturing, acidizing, sand control, nitrogen, coiled tubing and service tool services). These services are provided to customers in more than 48 countries in the major international oil and natural gas producing areas of Canada, Latin America, Europe and Africa, Asia Pacific, Russia and the Middle East. The operating segments have been aggregated into one reportable segment because they have similar economic characteristics, offer the same type of services, have similar production processes and use the same methods to provide their services. They also serve the same or similar customers, which include major multi-national, independent and national or state-owned oil companies.

The Other Oilfield Services segment has five operating segments. These operating segments provide other oilfield services such as production chemicals, casing and tubular services, process and pipeline services, completion tools and completion fluids services in the U.S. and in select markets internationally. The operating segments have been aggregated into one reportable segment as they all provide other oilfield services, serve same or similar customers and some of the operating segments share resources.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its segments based on operating income. Intersegment sales and transfers are not material.

Summarized financial information concerning the Company's segments for each of the three years ended September 30, 2005 is shown in the following tables. The "Corporate" column includes corporate expenses not allocated to the operating segments. Revenue by geographic location is determined based on the location in which services are rendered or products are sold. For the years ended September 30, 2005, 2004 and 2003, the Company provided services to several thousand customers, none of which accounted for more than 5% of consolidated revenue.

Business Segments

(in thousands)	U.S./Mexico Pressure Pumping	International Pressure Pumping	Other Oilfield Services	Corporate	Total
2005					
Revenue	**$ 1,683,202**	**$ 1,041,910**	**$ 517,650**	**$ 424**	**$ 3,243,186**
Operating income (loss)	**524,893**	**135,838**	**67,626**	**(91,298)**	**637,059**
Total assets	**1,049,019**	**1,195,455**	**592,861**	**559,163**	**3,396,498**
Capital expenditures	**149,986**	**115,357**	**34,906**	**23,514**	**323,763**
Depreciation	**51,990**	**60,727**	**20,206**	**3,938**	**136,861**
2004					
Revenue	$ 1,269,786	$ 891,427	$ 438,788	$ 985	$ 2,600,986
Operating income (loss)	337,030	91,409	54,030	(44,084)	438,385
Total assets	901,272	1,056,728	549,051	783,646	3,290,697
Capital expenditures	92,080	62,688	31,704	14,105	200,577
Depreciation	45,699	56,414	19,492	4,063	125,668
2003					
Revenue[(1)]	$ 982,630	$ 801,746	$ 358,479	$ 22	$ 2,142,877
Operating income (loss)	190,301	90,662	49,950	(37,672)	293,241
Total assets	832,736	1,044,811	482,193	429,762	2,789,502
Capital expenditures	72,827	60,380	19,557	14,419	167,183
Depreciation	44,491	55,110	16,132	4,480	120,213

Geographic Information

	Revenue	Long-Lived Assets
2005		
United States	**$ 1,820,191**	**$ 1,519,193**
Canada	**392,380**	**172,609**
Other countries	**1,030,615**	**346,085**
Consolidated total	**$ 3,243,186**	**$ 2,037,887**
2004		
United States	$ 1,357,139	$ 1,385,343
Canada	331,521	114,642
Other countries	912,326	342,505
Consolidated total	$ 2,600,986	$ 1,842,490
2003		
United States	$ 1,068,465	$ 1,322,962
Canada	253,851	111,618
Other countries	820,561	342,792
Consolidated total	$ 2,142,877	$ 1,777,372

Revenue by Product Line

	2005	2004	2003
Cementing	**$ 822,447**	$ 745,929	$ 594,743
Stimulation	**1,835,560**	1,361,273	1,139,607
Other	**585,179**	493,784	408,527
Total revenue	**$ 3,243,186**	$ 2,600,986	$ 2,142,877

A reconciliation from the segment information to consolidated income before income taxes for each of the three years ended September 30, 2005 is set forth below:

(in thousands)	**2005**	2004	2003
Total operating profit for reportable segments	**$ 637,059**	$ 438,385	$ 293,241
Interest expense	**(10,951)**	(16,389)	(15,948)
Interest income	**11,281**	6,073	2,141
Other (expense) income, net	**15,958**	92,668	(3,762)
Income before income taxes	**$ 653,347**	$ 520,737	$ 275,672

9. Employee Benefit Plans

The Company administers defined contribution plans for employees in the U.S., the U.K and Canada whereby eligible employees may elect to contribute from 2% to 20% of their base salaries to an employee benefit trust. Employee contributions are matched by the Company at the rate of $.50 per $1.00 up to 6% of the employee's base salary in the U.S., and an equal matching up to 5.5% of the employees base salary in the U.K. In addition, the Company contributes between 2% and 6% of each employee's base salary depending on their age or years of service in the U.S., the U.K. and Canada. Company matching contributions vest immediately while Company base contributions become fully vested after five years of employment. The Company's contributions to these defined contribution plans amounted to $16.6 million, $14.3 million, and $13.2 million, in 2005, 2004, and 2003, respectively.

Effective October 1, 2000, the Company established a non-qualified supplemental executive retirement plan. The unfunded defined benefit plan will provide Company executives with supplemental retirement benefits based on the highest consecutive three years compensation out of the final ten years and become vested at age 55. The expense associated with this plan was $2.1 million, $3.4 million, and $3.4 million for the years ended September 30, 2005, 2004, and 2003, respectively. The related accrued benefit obligation was $14.1 million and $13.0 million as of September 30, 2005 and 2004, respectively.

Effective December 7, 2000, the Company established a non-qualified directors' benefit plan. The unfunded defined benefit plan will provide the Company's non-employee directors with benefits upon termination of their service based on the number of years of service and the last annual retainer fee. The expense associated with this plan was $0.5 million, $0.1 million and $0.3 million for the years ended September 30, 2005, 2004, and 2003, respectively. The related accrued benefit obligation was $2.3 million and $1.8 million as of September 30, 2005 and 2004, respectively.

Defined Benefit Pension Plans

The Company has defined benefit pension plans covering employees in the U.S., the U.K., Norway and Canada. The defined benefit pension plan in the U.S. was frozen effective December 31, 1995, at which time all earned benefits were vested. During fiscal 2004, the plans were frozen to new entrants in the U.K. and Canada. In addition, many employees in Canada converted from the defined benefit plan to the defined contribution plan (see "settlement benefits on conversion" in the defined benefit plan tables below). The Company uses a September 30 measurement date for these plans.

Obligations and Funded Status

	U.S.		Non-U.S.	
At September 30 (in thousands)	**2005**	2004	**2005**	2004
Change in benefit obligation				
Benefit obligation, beginning of year	**$ 68,451**	$ 66,834	**$ 125,003**	$ 98,306
Service cost	**-**	-	**4,823**	4,452
Interest cost	**3,826**	3,802	**7,609**	6,254
Actuarial (gain)/loss	**(4,163)**	1,115	**14,635**	9,310
Benefits paid from plan assets	**(3,624)**	(3,300)	**(4,129)**	(2,029)
Contributions by plan participants	**-**	-	**2,155**	1,825
Settlement of benefits on conversion	**-**	-	**-**	(1,719)
Foreign currency exchange rate change	**-**	-	**(338)**	8,604
Defined benefit plan obligation, end of year	**$ 64,490**	$ 68,451	**$ 149,758**	$ 125,003
Change in plan assets				
Fair value of plan assets, beginning of year	**$ 64,765**	$ 48,197	**$ 85,026**	$ 67,654
Actual return on plan assets	**6,883**	6,002	**16,248**	7,771
Contributions by employer	**1,058**	13,866	**7,757**	5,523
Contributions by plan participants	**-**	-	**2,155**	1,825
Benefits paid from plan assets	**(3,624)**	(3,300)	**(4,129)**	(2,029)
Settlement of benefits on conversion	**-**	-	**-**	(1,787)
Net refund from of plan	**-**	-	**-**	-
Foreign currency exchange rate change	**-**	-	**160**	6,069
Fair value of plan assets, end of year	**$ 69,082**	$ 64,765	**$ 107,217**	$ 85,026
Over (under) funded status	**$ 4,592**	$ (3,686)	**$ (42,541)**	$ (39,977)
Unrecognized net actuarial loss	**15,526**	21,816	**43,061**	40,622
Unrecognized prior service cost	**-**	-	**23**	50
Unrecognized transitional (gain) loss	**-**	-	**(140)**	(100)
Prepaid (accrued) net amount recognized	**$ 20,118**	$ 18,130	**$ 403**	$ 595

Amounts recognized in the consolidated statement of financial position consist of:

	U.S.		Non-U.S.	
At September 30 (in thousands)	**2005**	2004	**2005**	2004
Prepaid benefit cost	**$ 20,118**	$ -	**$ 3,578**	$ 3,350
Accrued benefit cost	**-**	(3,686)	**(32,688)**	(32,982)
Intangible assets	**-**	-	**23**	50
Accumulated other comprehensive income	**-**	21,816	**29,490**	30,177
Net amount recognized	**$ 20,118**	$ 18,130	**$ 403**	$ 595

Accumulated Benefit Obligations (ABO) in Excess of Plan Assets

The ABO is the actuarial present value of the pension benefits at the employees' current compensation levels. This differs from the projected benefit obligation, in that the ABO does not include any assumptions about future compensation levels. The ABO for all the plans was $197.2 million and $182.0 million at September 30, 2005 and 2004, respectively.

	U.S.		Non-U.S.	
At September 30 (in thousands)	**2005**	2004	**2005**	2004
Projected benefit obligation	**$ 64,490**	$ 68,451	**$ 149,758**	$ 125,003
Accumulated benefit obligation	**64,490**	68,451	**132,719**	113,580
Plan assets at fair value	**69,082**	64,765	**107,217**	85,026

Components of Net Periodic Benefit Cost

	U.S.			Non-U.S.		
Years ended September 30 (in thousands)	**2005**	2004	2003	**2005**	2004	2003
Service cost for benefits earned	**$ -**	$ -	$ -	**$ 4,823**	$ 4,452	$ 4,242
Interest on projected benefit obligation	**3,826**	3,802	3,902	**7,609**	6,254	4,836
Expected return on plan assets	**(5,343)**	(4,010)	(3,802)	**(6,898)**	(5,627)	(4,281)
Recognized actuarial loss	**587**	-	-	**2,209**	1,820	1,494
Net amortization	**-**	628	623	**74**	43	19
Net pension cost	**$ (930)**	$ 420	$ 723	**$ 7,817**	$ 6,942	$ 6,310

Additional Information

	U.S.		Non-U.S.	
At September 30 (in thousands)	**2005**	2004	**2005**	2004
Increase (decrease) in minimum liability included in other comprehensive income	**$ (13,854)**	$ (1,506)	**$ 57**	$ 3,869

Assumptions

Assumptions used to determine benefit obligations at September 30, were as follows:

	U.S.			Non-U.S.		
	2005	2004	2003	**2005**	2004	2003
Weighted-average discount rate	**5.7%**	5.8%	5.9%	**5.0-5.5%**	**5.8-6.3%**	5.6-6.6%
Weighted-average expected long-term rate of return on assets	**8.5%**	8.5%	8.5%	**6.0-7.6%**	**6.3-8.2%**	6.6-8.0%

Assumptions used to determine net periodic benefit cost for the years ended September 30, were as follows:

	U.S.			Non-U.S.		
	2005	2004	2003	**2005**	2004	2003
Weighted-average discount rate	**5.8%**	5.8%	5.9%	**5.0-5.5%**	5.8-6.3%	5.6-6.6%
Weighted-average expected long-term rate of return on assets	**8.5%**	8.5%	8.5%	**6.0-7.6%**	6.3-8.2%	6.6-8.0%
Weighted-average rate of increase in future compensation	**N/A**	N/A	N/A	**3.5-4.5%**	3.8-4.5%	3.0-4.5%

The expected long-term rate of return assumptions represent the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The assumption has been determined by reflecting expectations regarding future rates of return for the portfolio considering the asset distribution target and related historical rates of return. The redemption yield on government fixed interest bonds as well as corporate bonds were used as proxies for the return on debt securities, weighted by the relative proportion of each within the actual portfolio. The return on equities was based on the historical long-term performance of the equity classes. This rate is reassessed at least on an annual basis.

Plan Assets

The Company objective is to diversify the portfolio among several asset classes to reduce volatility while maintaining an asset mix that provides the highest rate of return with an acceptable risk. This is primarily through a mix of equity securities (between 60 - 75%) and fixed income funds (between 25 - 40%) to generate asset returns comparable with the general market.

The Company has investment committees that meet at least annually to review the portfolio returns and to determine asset-mix targets based on asset/ liability studies. Nationally recognized third-party investment consultants assist the Company in developing an asset allocation strategy to determine the Company's expected rate of return and expected risk for various investment portfolios. The investment committees consider these studies in the formal establishment of the current asset-mix targets based on the projected risk and return levels for each asset class.

	U.S.			Non-U.S.		
At September 30	**Target**	**2005**	2004	**Target**	**2005**	2004
Equity securities	**60%**	**62%**	60%	**60-75%**	**69%**	70%
Debt securities	**40%**	**34%**	35%	**25-35%**	**29%**	29%
Other	**0%**	**4%**	5%	**0-5%**	**2%**	1%

Contributions and Estimated Benefit Payments

The pension plans are generally funded with the amounts necessary to meet the legal or contractual minimum funding requirements which totaled $8.8 million in fiscal 2005. The Company infrequently makes discretionary contributions, and a $9.0 million discretionary contribution was made to the U.S. plan in fiscal 2004. The Company expects to contribute $6.6 million to the defined benefit plans in fiscal 2006, which represents the legal or contractual minimum funding requirements.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ended September 30, (in thousands)	
2006	$ 5,201
2007	5,381
2008	5,657
2009	6,140
2010	6,873
Years 2011-2015	38,486

Postretirement Benefit Plans

The Company sponsors plans that provide certain health care and life insurance benefits for retired employees (primarily U.S.) who meet specified age and service requirements, and their eligible dependents. These plans are unfunded and the Company retains the right, subject to existing agreements, to modify or eliminate them. The Company's postretirement medical benefit plan provides credits based on years of service that can be used to purchase coverage under the retiree plan. This plan effectively caps the Company's health care inflation rate at a 4% increase per year. The Company uses a September 30 measurement date for these plans.

Obligations and Funded Status

At September 30 (in thousands)	**2005**	2004
Change in benefit obligation		
Benefit obligation, beginning of year	**$ 45,801**	$ 40,831
Service cost	**3,295**	2,915
Interest cost	**2,634**	2,389
Actuarial (gain)/loss	**(1,333)**	243
Benefits paid from plan assets	**(491)**	(577)
Contributions by plan participants	**-**	-
Defined benefit plan obligation, end of year	**$ 49,906**	$ 45,801
Change in plan assets		
Fair value of plan assets, beginning of year	**$ -**	$ -
Actual (loss) return on plan assets	**-**	-
Contributions by employer	**491**	577
Contributions by plan participants	**-**	-
Benefits paid from plan assets	**(491)**	(577)
Fair value of plan assets, end of year	**$ -**	$ -
Funded status	**$ (49,906)**	$ (45,801)
Unrecognized net actuarial loss	**1,411**	2,744
Unrecognized prior service cost	**-**	-
Prepaid (accrued) net amount recognized	**$ (48,495)**	$ (43,057)

The ABO was $49.9 million and $45.8 million at September 30, 2005 and 2004, respectively.

Amounts recognized in the consolidated statement of financial position consist of:

At September 30 (in thousands)	**2005**	2004
Prepaid benefit cost	**$ -**	$ -
Accrued benefit cost	**(48,495)**	(43,057)
Intangible assets	**-**	-
Accumulated other comprehensive income	**-**	-
Net amount recognized	**$ (48,495)**	$ (43,057)

The postretirement benefit obligation at September 30, 2005 and 2004 was determined using a discount rate of 5.75% and 5.75%, respectively, and a health care cost trend rate of 4%, reflecting the cap described above. Increasing the assumed health care cost trend rates by one percentage point would not have a material impact on the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost because these benefits are effectively capped by the Company.

Components of Net Periodic Benefit Cost

Years ended September 30 (in thousands)	**2005**	2004	2003
Service cost for benefits earned	**$ 3,295**	$ 2,915	$ 2,531
Interest on projected benefit obligation	**2,634**	2,389	2,208
Expected return on plan assets	**-**	-	-
Recognized actuarial loss (gain)	**-**	-	50
Net amortization deferral	**-**	-	-
Net pension cost (benefit)	**$ 5,929**	$ 5,304	$ 4,789

The postretirement benefit cost at September 30, 2005, 2004 and 2003 was determined using a discount rate of 5.75%, 5.85% and 6.50%, respectively, and a health care cost trend rate of 4%, reflecting the cap described above.

Contributions and Estimated Benefit Payments

The pension plans are generally funded with the amounts necessary to meet the legal or contractual minimum funding requirements. The Company expects to contribute $1.2 million to the post retirement plan in fiscal 2006, which represents the anticipated claims.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ended September 30, (in thousands)	
2006	$ 1,171
2007	1,584
2008	2,004
2009	2,451
2010	2,956
Years 2011-2015	23,326

10. Commitments and Contingencies

Litigation

The Company, through performance of its service operations, is sometimes named as a defendant in litigation, usually relating to claims for bodily injuries or property damage (including claims for well or reservoir damage). The Company maintains insurance coverage against such claims to the extent deemed prudent by management. Further, through a series of acquisitions, the Company assumed responsibility for certain claims and proceedings made against the Western Company of North America ("Western"), Nowsco Well Service Ltd. ("Nowsco"), OSCA and other companies whose stock we acquired in connection with their businesses. Some, but not all, of such claims and proceedings will continue to be covered under insurance policies of the Company's predecessors that were in place at the time of the acquisitions.

Although the outcome of the claims and proceedings against the Company (including Western, Nowsco and OSCA) cannot be predicted with certainty, management believes that there are no existing claims or proceedings that are likely to have a material adverse effect on the Company's financial position or results of operations for which it has not already provided.

Halliburton – Python Litigation

On June 27, 2002, Halliburton Energy Services, Inc. filed suit against the Company and Weatherford International, Inc. for patent infringement in connection with drillable bridge plug tools. These tools are used to isolate portions of a well for stimulation work, after which the plugs are milled out using coiled tubing or a workover rig. Halliburton claims that tools offered by the Company (under the trade name "Python") and Weatherford infringe two of its patents for a tool constructed of composite material. The lawsuit was filed in the United States District Court for the Northern District of Texas (Dallas). Halliburton requested that the District Court issue a temporary restraining order and a preliminary injunction against both Weatherford and the Company to prevent either company from selling competing tools. On March 4, 2003, the District Court issued its opinion denying Halliburton's requests. The Court denied Halliburton's motion to reconsider and Halliburton filed an appeal with the Court of Appeals for the Federal Circuit. Oral arguments took place on June 10, 2004, and on June 14, 2004, the Court of Appeals issued its ruling affirming the District Court's opinion. On July 6, 2004, Halliburton submitted both of its patents for re-examination to the U.S. Patent Office, seeking to re-affirm the validity of its patents. The Company has filed its own request for re-examination of the patents. The lawsuit pending in the Northern District of Texas was dismissed on November 16, 2004, at the request of Halliburton. The dismissal was "without prejudice," meaning that Halliburton has the right to re-file this lawsuit and may do so depending on the outcome of the re-examination process referenced above. The Court has denied the Company's motion requesting that the case be reinstated solely for the purpose of conducting a Markman hearing to construe the claims in the Halliburton patent. Irrespective of the outcome of the pending patent re-examination, the Company does not expect the outcome of this matter to have a material adverse effect on its financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of this matter or future lawsuits, if any, that may be filed.

Newfield Litigation

On April 4, 2002, a jury rendered a verdict adverse to OSCA in connection with litigation pending in the United States District Court for the Southern District of Texas (Houston). The lawsuit, filed by Newfield Exploration on September 29, 2000, arose out of a blowout that occurred in 1999 on an offshore well owned by Newfield. The jury determined that OSCA's negligence caused or contributed to the blowout and that it was responsible for 86% of the damages suffered by Newfield. The total damage amount awarded to Newfield was $15.5 million (excluding pre- and post-judgment interest). The Court delayed entry of the final judgment in this case pending the completion of the related insurance coverage litigation filed by OSCA against certain of its insurers and its former insurance broker. The Court elected to conduct the trial of the insurance coverage issues based upon the briefs of the parties. In the interim, the related litigation filed by OSCA against its former insurance brokers for errors and omissions in connection with the policies at issue in this case has been stayed. On February 28, 2003, the Court issued its final judgement in connection with the Newfield claims, based upon the jury's verdict. The total amount of the verdict against OSCA is $15.6 million, inclusive of interest. At the same time, the Court issued its ruling on the related insurance dispute finding that OSCA's coverage for this loss is limited to $3.8 million. Motions for New Trial were denied by the Judge, and the case is now on appeal to the U.S. Court of Appeals for the Fifth Circuit, both with regard to the liability case and the insurance coverage issues. Oral argument was held on April 4, 2005, and the parties are awaiting a ruling. Great Lakes Chemical Corporation, which formerly owned the majority of the outstanding shares of OSCA, has agreed to indemnify the Company for 75% of any uninsured liability in excess of $3 million arising from the Newfield litigation. Taking this indemnity into account, the Company's share of the uninsured portion of the verdict is approximately $5.6 million. The Company is fully reserved for its share of this liability.

Asbestos Litigation

In August 2004, certain predecessors of the Company were named as defendants in four lawsuits filed in the Circuit Courts of Jones and Smith Counties in Mississippi. These four lawsuits include 118 individual plaintiffs alleging that they suffer various illnesses from exposure to asbestos and seeking damages. The lawsuits assert claims of unseaworthiness, negligence, and strict liability, all based upon the status of the Company's predecessors as Jones Act employers. These cases include numerous defendants and, in general, the defendants are all alleged to have been the Jones Act employers of these plaintiffs and/or manufactured, distributed or utilized products containing asbestos. The plaintiffs are in the process of completing data sheets specifying the companies they were employed by and the asbestos-containing products to which they were allegedly exposed. Through this process, approximately 20 plaintiffs have identified the Company or its predecessors as their employer. No products of the Company or its predecessors have been identified to date by any plaintiffs as having contained asbestos. Once the data sheet process is complete, we expect that the Company will be dismissed from any case where it is not identified as the employer. Only minimal medical information regarding the alleged asbestos-related disease suffered by the plaintiffs has been provided. Accordingly, the Company is unable to estimate its potential exposure to these lawsuits. The Company and its predecessors in the past maintained insurance which it believes will be available to respond to these claims. In addition to the Jones Act cases, the Company has been named in a small number of additional asbestos cases. The allegations in these cases vary, but generally include claims that the Company provided some unspecified product or service which contained or utilized asbestos. Some of the allegations involve claims that the Company is the successor to the Byron Jackson Company. To date, the Company has been successful in obtaining dismissals of such cases without any payment in settlements or judgments, although some remain pending at the present time. The Company intends to defend itself vigorously in all of these cases and, based on the information available to the Company at this time, the Company does not expect the outcome of these lawsuits to have a material adverse effect on its financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of these lawsuits or additional similar lawsuits, if any, that may be filed.

U.S. Commerce Department Settlement Agreement

The Company entered into a Settlement Agreement dated July 7, 2005 with the U.S. Commerce Department's Bureau of Industry and Security ("BIS") regarding violations of certain export laws which occurred between 1999 and 2002. These violations relate to a total of 13 unlicensed shipments of chemical products made during this time frame. These products were used in the Company's oilfield operations in China, Russia and Colombia, and contained chemical compounds as ingredients that are regulated under the Export Administration Regulations as precursors for weapons or drugs. While none of these products left the control of the Company or its subsidiaries, the concentration of the restricted chemical compounds in the products triggered the requirement for an export license when shipped from the United States. The Company detected these unlicensed shipments during a review of its export records and voluntarily reported the violations to the BIS. The Settlement Agreement required the payment of a fine by the Company in the amount of $142,450 and that the Company submit a self-audit of its export compliance program to the BIS no later than twenty four months following the entry of the Settlement Agreement.

Environmental

Federal, state and local laws and regulations govern the Company's operation of underground fuel storage tanks. Rather than incur additional costs to restore and upgrade tanks as required by regulations, management has opted to remove the existing tanks. The Company has completed the removal of these tanks and has remedial cleanups in progress related to the tank removals. In addition, the Company is conducting environmental investigations and remedial actions at current and former company locations and, along with other companies, is currently named as a potentially responsible party at four third-party owned waste disposal sites. An accrual of approximately $2.5 million has been established for such environmental matters, which is management's best estimate of the Company's portion of future costs to be incurred. Insurance is also maintained for environmental liabilities.

Lease and Other Long-Term Commitments

In December 1999, the Company contributed certain pumping service equipment to a limited partnership. The Company owns a 1% interest in the limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least six years, but not more than 13 years, at approximately $12 million annually. This is accounted for as an operating lease and is included in "Equipment financing arrangements" in the Contractual Cash Obligations table below. The Company assessed the terms of this agreement and determined it was a variable interest entity as defined in FIN 46, Consolidation of Variable Interest Entities ("FIN 46"). However, the Company was not deemed to be the primary beneficiary, and therefore, consolidation was not required. The transaction resulted in a gain that is being deferred and amortized over 13 years.

The balance of the deferred gain was $22.1 million and $26.6 million as of September 30, 2005 and September 30, 2004, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in April 2005 and July 2004 to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $1.1 million and $3.3 million, respectively. In October 2005, the Company received another partnership approval to substitute certain pumping services equipment, further reducing the deferred gain by $1.4 million. In September 2010, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $32 million. Currently, the Company expects to purchase the pumping service equipment in 2010.

In 1997, the Company contributed certain pumping service equipment to a limited partnership. The Company owns a 1% interest in the limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least eight years, but not more than 13 years of approximately $10 million annually. This is accounted for as an operating lease and is included in "Equipment financing arrangements" in the Contractual Cash Obligations table below. The Company assessed the terms of this agreement and determined it was a variable interest entity as defined in FIN 46. However, the Company was not deemed to be the primary beneficiary, and therefore, consolidation was not required. The transaction resulted in a gain that is being deferred and amortized over 12 years. The balance of the deferred gain was $0.3 million and $0.4 million as of September 30, 2005 and September 30, 2004, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in October 2003 and again in July 2004 to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $14.1 million in October 2003 and $1.3 million in July 2004. In June 2009, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $27 million. Currently, the Company expects to purchase the pumping service equipment in 2009.

At September 30, 2003, the Company had long-term operating leases and service fee commitments covering certain facilities and equipment, as well as other long-term commitments, with varying expiration dates. Minimum annual commitments for the years ending September 30, 2006, 2007, 2008, 2009 and 2010 are $63.8 million, $46.9 million, $37.3 million, $26.7 million and $10.2 million, respectively and $12.2 million in the aggregate thereafter.

Contractual Obligations

The Company routinely issues Parent Company Guarantees ("PCG's") in connection with service contracts entered into by the Company's subsidiaries. The issuance of these PCG's is frequently a condition of the bidding process imposed by the Company's customers for work in countries outside of North America. The PCG's typically provide that the Company guarantees the performance of the services by the Company's local subsidiary and do not represent a financial obligation of the Company. The term of these PCG's varies with the length of the service contract.

The Company arranges for the issuance of a variety of bank guarantees, performance bonds and standby letters of credit. The vast majority of these are issued in connection with contracts the Company, or a subsidiary, has entered into with its customers. The customer has the right to call on the bank guarantee, performance bond or standby letter of credit in the event that the Company, or the subsidiary, defaults in the performance of the services. These instruments are required as a condition to the Company, or the subsidiary, being awarded the contract, and are typically released upon completion of the contract. The balance of these instruments are predominantly standby letters of credit issued in connection with a variety of the Company's financial obligations, such as in support of fronted insurance programs, claims administration funding, certain employee benefit plans and temporary importation bonds. The following table summarizes the Company's other commercial commitments as of September 30, 2005:

Other Commercial Commitments *(in thousands)*	Total Amounts Committed	Less than 1 Year	1–3 Years	4–5 Years	Over 5 Years
		Amount of commitment expiration per period			
Standby Letters of Credit	$ 28,994	$ 28,990	$ 4	$ -	$ -
Guarantees	204,302	154,307	37,506	9,992	2,497
Total Other Commercial Commitments	$ 233,296	$ 183,297	$ 37,510	$ 9,992	$ 2,497

The following table summarizes the Company's contractual cash obligations and other commercial commitments as of September 30, 2005:

Contractual Cash Obligations *(in thousands)*	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
		Payments Due by Period			
Long term and short term debt [1]	$ 78,984	$ 78,984	$ -	$ -	$ -
Interest on long term debt and capital leases	2,832	2,797	35	-	-
Capital lease obligations	455	130	325	-	-
Operating leases	107,641	38,755	37,238	18,897	12,751
Equipment financing arrangements[2]	146,675	23,919	47,615	43,141	32,000
Purchase obligations[3]	144,827	144,447	380	-	-
Other long-term liabilities[4]	76,440	6,726	228	96	69,390
Total contractual cash obligations	$ 557,854	$ 295,758	$ 85,821	$ 62,134	$ 114,141

(1) Net of original issue discounts.

(2) As discussed previously, the Company has the option, but not the obligation, to purchase the pumping service equipment in these two partnerships for approximately $27 million and $32 million in 2009 and 2010, respectively. Currently, the Company expects to purchase the pumping service equipment and has therefore included it in the table above.

(3) Includes agreements to purchase goods or services that have been approved and that specify all significant terms (pricing, quantity and timing). Company policy does not require a purchase order to be completed for items that are under $200 and are for miscellaneous items, such as office supplies.

(4) Includes expected cash payments for long-term liabilities reflected in the consolidated balance sheet where the amounts and timing of the payment are known. Amounts include: Asset retirement obligations, known pension funding requirements, post-retirement benefit obligation, environmental accruals and other miscellaneous long-term obligations. Amounts exclude: Deferred gains (see "Lease and Other Long-Term Commitments" above), pension obligations in which funding requirements are uncertain and long-term contingent liabilities.

11. Investment in Affiliates

The Company conducts some of its operations through investments in affiliates that are accounted for using the cost or equity method.

PD Mexicana Sociedad de Responsabilidad Limitada de Capital Variable ("PDM") – PDM was incorporated in January 2001. Its main activity is to provide drilling and integrated services to wells in development stage by means of a contract established with Pemex Exploracions y Produccion ("Pemex"). The sole purpose of PDM is to carry out and complete the Pemex contract. BJ Service International, Inc. (a wholly owned subsidiary of the Company) and PD Holdings (a wholly owned subsidiary of Precision Drilling Corporation) each own 50% of PDM. Funding for PDM expenses is made on a basis consistent with the ownership percentages. This contract expired and the joint venture is currently being liquidated.

Societe Algerienne de Stimulation de Puits Producteurs d'Hydroncarbures ("BJSP") – the purpose of BJSP is to perform services such as casing, cementing, stimulation and well testing in Algeria. BJ Service International, Inc. (a wholly owned subsidiary of the Company) owns 49% of BJSP and L'Enterprise de Services aux Puits owns the remaining 51%. The current agreement expires in March 2006. The contract can be extended by mutual agreement of the stockholders and the Company is currently negotiating to extend the agreement. Profits and losses are shared by the stockholders in proportion to their ownership percentages.

Societe de Services Industriels ("SSI") – BJ Services International Sarl (a wholly owned subsidiary of the Company) owns 50% of SSI and L'Air Liquide S.A. owns the remaining 50%. The stockholders share the profits and losses of SSI in proportion to their ownership percentages.

At September 30, 2005 and 2004, combined net accounts receivable reflected in our Consolidated Statement of Financial Position from unconsolidated affiliates totaled $6.5 million and $20.6 million, respectively. At September 30, 2005 and 2004, combined accounts payable reflected in our Consolidated Statement of Financial Position to unconsolidated affiliates totaled $0.2 million and $0.1 million, respectively. The Company's combined investment on September 30, 2005 and 2004 was $11.6 million and $10.2 million, respectively. The Company recognized revenue of $30.2 million, $51.3 million, and

$35.9 million for the years ended September 30, 2005, 2004, and 2003, respectively, primarily for services performed on behalf of its equity affiliates.

12. Supplemental Financial Information

Supplemental financial information for the three years ended September 30, 2005 is as follows:

(in thousands)	**2005**	2004	2003
Consolidated Statement of Operations:			
Research and development expense	**$ 21,172**	$ 20,414	$ 19,103
Rent expense	**75,811**	73,072	74,788
Net operating foreign exchange loss (gain)	**(740)**	608	(1,057)
Consolidated Statement of Cash Flows:			
Income taxes paid	**$ 187,195**	$ 52,355	$ 57,460
Interest paid	**8,078**	8,073	8,193
Details of acquisitions:			
Fair value of assets acquired	**-**	9,254	-
Liabilities assumed	**-**	112	-
Goodwill	**-**	6,195	-
Cash paid for acquisitions, net of cash acquired	**-**	15,337	-

Other (expense) income, net for the three years ended September 30, 2005 is summarized as follows:

(in thousands)	**2005**	2004	2003
Rental income	**$ 159**	$ 214	$ 219
Minority interest	**(3,725)**	(2,286)	(5,080)
Non-operating net foreign exchange gain/(loss)	**746**	(146)	448
Gain on insurance recovery	**239**	272	1,694
Gain (loss) from equity method investments	**1,546**	(6,605)	(3,393)
Refund of indirect taxes	**85**	705	1,344
Halliburton award (see Note 10)	**-**	86,413	-
Recovery of misappropriated funds (see below)	**9,020**	-	-
Reversal of excess liabilities in the Asia-Pacific region (see below)	**9,484**	12,206	-
Other, net	**(1,596)**	1,895	1,006
Other (expense) income, net	**$ 15,958**	$ 92,668	$ (3,762)

In October 2004 the Company received a report from a whistleblower alleging that its Asia Pacific Region Controller had misappropriated Company funds in fiscal 2001. The Company began an internal investigation into the misappropriation and whether other inappropriate actions occurred in the Region. The Region Controller admitted to multiple misappropriations totaling approximately $9.0 million during a 30-month period ended April 2002. The misappropriations of approximately $9.0 million were repaid to the Company and the Region Controller's employment was terminated. Although unauthorized, the misappropriations were an expense of the Company in the form of theft that were recorded in the Consolidated Statement of Operations in periods prior to April 2002. The $9.0 million repayment represents a gain contingency and was reflected in Other Income in the Consolidated Condensed Statement of Operations for the quarter ended December 31, 2004 in accordance with SFAS 5, Accounting for Contingencies.

Prior to filing its report on Form 10-K for fiscal 2004, the Company conducted a review of the Asia Pacific Region's balance sheet and determined that net excess accrued liabilities had accumulated over a period of years which still existed at September 30, 2004 in the amount of $12.2 million. Based on a comprehensive analysis, the Company identified a further $9.5 million of excess accrued liabilities in the Asia Pacific Region, which were reversed in the fourth quarter of fiscal 2005. The following adjustments were recorded in accordance with GAAP and Company policy:

	2005	2004
Gross reduction of other accrued liabilities	**$ 2.8**	$ 10.6
Adjustments of and reclassifications to balance sheet accounts	**7.6**	(7.8)
Net reduction of excess accruals	**10.4**	2.8
(Addition) reduction of minority interest liability	**(0.9)**	9.4
Net increase to income before tax	**9.5**	12.2
Income tax provision	**(2.9)**	(0.9)
Total increase to net income	**$ 6.6**	$ 11.3

The net effect of these adjustments was reported in Other Income in the Consolidated Statement of Operations for the years ended September 30, 2005 and 2004.

The Company is continuing to investigate whether additional funds were misappropriated beyond the $9.0 million originally identified and investigate other possible inappropriate actions. To date, the Company has identified an additional $1.7 million that it believes was stolen by the former Region Controller. Although unauthorized, the additional $1.7 million of likely theft was an expense of the Company that was recorded in the Consolidated Statement of Operations in periods prior to April 2002. As the Company continues its investigation, further adjustments may be recorded in the Consolidated Statements of Operations, but no material adjustments are known at this time.

In October 2004, the Company also received whistleblower allegations that illegal payments to foreign officials were made in the Asia Pacific Region. The Audit Committee of the Board of Directors engaged independent counsel to conduct a separate investigation to determine whether any such illegal payments were made. The investigation, which is continuing, has found information indicating a significant likelihood that payments, which may have been illegal, were made to government officials in the Asia Pacific Region aggregating approximately $2.6 million over several years. The Company has voluntarily disclosed information found in the investigation to the U.S. Department of Justice ("DOJ") and U.S. Securities and Exchange Commission ("SEC") and is engaged in ongoing discussions with these authorities as they review the matter.

The Company and the special investigation by the Audit Committee are continuing to investigate other payments of approximately $10 million in the Asia Pacific Region (beyond those referenced above). In some cases, the Company has not yet been able to establish the legitimacy of the transactions reflected in the underlying documents and in other cases there are questions about the adequacy of the underlying documents to support the accounting entries. Such payments may prove to have been proper, but due to circumstances surrounding the payments, the Company continues to investigate to determine whether theft or other improprieties may have been involved. Such payments have been previously expensed, and therefore the Company believes that no additional expense is required to be recorded for such payments.

In connection with the discussions regarding possible illegal payments in the Asia Pacific Region, U.S. government officials raised a question whether the Company had made illegal payments to a contractor or intermediary to obtain business in a country in Central Asia. The Audit Committee is investigating this question. The Company has voluntarily disclosed information found in the investigation to the DOJ and SEC and is engaged in ongoing discussions with these authorities as they review the matter.

The DOJ, SEC and other authorities have a broad range of civil and criminal sanctions under the U.S. Foreign Corrupt Practices Act and other laws, which they may seek to impose against corporations and individuals in appropriate circumstances including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. Such agencies and authorities have entered into agreements with, and obtained a range of sanctions against, several public corporations and individuals arising from allegations of improper payments and deficiencies in books and records and internal controls, whereby civil and criminal penalties were imposed, including in some cases multi-million dollar fines and other sanctions. We are in discussions with the DOJ and SEC regarding certain of the matters described above. It is not possible to accurately predict at this time when any of these matters will be resolved. Based on current information, we cannot predict the outcome of such investigations, whether we will reach resolution through such discussions or what, if any, actions may be taken by the DOJ, SEC or other authorities or the effect it may have on our consolidated financial statements.

As discussed in our Annual Report on Form 10-K for the period ended September 30, 2004, the misappropriations and related accounting adjustments in the Asia Pacific Region were possible because of certain internal control operating deficiencies. During fiscal 2002, the Company implemented policy

changes worldwide for disbursements. In March 2005, the Company assigned a new Controller, an Assistant Controller and several new accountants to the Asia Pacific region. In addition, we have put in place Control and Process Improvement Managers at each of our six regional bases world-wide to document, enhance and test our control processes. The Company has also made several enhancements to its accounting policies and procedures. In 2005 the Company adopted new policies and procedures for the retention of international commercial agents. The Company is still in the process of reviewing its control policies and procedures and may make further enhancements.

Accumulated other comprehensive income (loss) consists of the following:

(in thousands)	Minimum Pension Liability Adjustment	Cumulative Translation Adjustment	Total
Balance, September 30, 2002	$ (29,960)	$ 87	$ (29,873)
Changes	(1,230)	21,456	20,226
Balance, September 30, 2003	$ (31,190)	$ 21,543	$ (9,647)
Changes	(1,729)	10,468	8,739
Balance, September 30, 2004	$ (32,919)	$ 32,011	$ (908)
Changes	13,797	11,482	25,279
Balance, September 30, 2005	**$ (19,122)**	**$ 43,493**	**$ 24,371**

The tax effects allocated to each component of changes in other comprehensive income is summarized as follows:

(in thousands)	Before-tax Amount	Tax (Expense) Benefit	Net-of-tax Amount
Year Ended September 30, 2003:			
Foreign currency translation adjustment	$ 21,456	$ -	$ 21,456
Minimum pension liability adjustment	(1,767)	537	(1,230)
Change in other comprehensive income	$ 19,689	$ 537	$ 20,226
Year Ended September 30, 2004:			
Foreign currency translation adjustment	$ 10,468	$ -	$ 10,468
Minimum pension liability adjustment	(2,363)	634	(1,729)
Change in other comprehensive income	$ 8,105	$ 634	$ 8,739
Year Ended September 30, 2005:			
Foreign currency translation adjustment	**$ 11,482**	**$ -**	**$ 11,482**
Minimum pension liability adjustment	**21,783**	**(7,986)**	**13,797**
Change in other comprehensive income	**$ 33,265**	**$ (7,986)**	**$ 25,279**

13. Employee Stock Plans

Stock Option Plans: The Company's 1995 Incentive Plan, 1997 Incentive Plan, 2000 Incentive Plan and 2003 Incentive Plan (the "Plans") provide for the granting of stock options to officers, key employees and nonemployee directors at an exercise price equal to the fair market value of the stock at the date of the grant. Options vest over three or four-year periods and are exercisable for periods ranging from one to ten years. An aggregate of 32,000,000 shares of Common Stock has been authorized for grants, of which 12,827,616 were available for future grants at September 30, 2005.

A summary of the status of the Company's stock option activity and related information for each of the three years ended September 30, 2005 is presented below:

(in thousands, except per share prices)	**2005**		2004		2003	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**9,675**	**$ 12.26**	13,280	$ 10.11	14,175	$ 9.55
Granted	**1,929**	**23.15**	2,217	15.91	690	16.46
Exercised	**(2,814)**	**11.81**	(5,692)	8.63	(1,404)	7.29
Forfeited	**(175)**	**20.32**	(130)	13.65	(181)	12.15
Outstanding at end of year	**8,615**	**$ 14.68**	9,675	$ 12.26	13,280	$ 10.11
Options exercisable at year-end	**5,279**	**$ 11.41**	4,967	$ 10.83	7,525	$ 8.53
Weighted-average grant date fair value of options granted during the year		**$ 6.99**		$ 6.07		$ 7.04

The following table summarizes information about stock options outstanding as of September 30, 2005:

(in thousands, except per share prices and remaining life)	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 2.35 - 4.70	386	3.0	$ 3.53	386	$ 3.53
4.70 - 7.05	81	3.7	6.90	81	6.90
7.05 - 9.40	291	2.2	8.95	291	8.95
9.40 - 11.76	3,130	3.0	10.82	3,130	10.82
11.76 - 14.11	34	3.1	13.82	34	13.82
14.11 - 16.46	2,540	4.3	15.72	1,175	15.50
16.46 - 18.81	340	4.0	16.95	182	17.37
18.81 - 23.51	1,813	6.1	23.15	-	-
	8,615	4.1	$ 14.68	5,279	$ 11.41

Stock Purchase Plan: The Company's 1999 Employee Stock Purchase Plan (the "Purchase Plan") allows all employees to purchase shares of the Company's Common Stock at 85% of market value on the first or last business day of the twelve-month plan period beginning each October, whichever is lower. Purchases are limited to 10% of an employee's regular salary. A maximum aggregate of 12,000,000 shares has been reserved under the Purchase Plan, 7,008,626 of which were available for future purchase at September 30, 2005. A total of 572,322 shares were purchased at $22.27 per share during fiscal 2005, 837,174 shares were purchased at $14.52 per share during fiscal 2004 and 990,028 shares were purchased at $11.05 per share during fiscal 2003. The Company has reserved a total of 565,433 shares for fiscal 2006.

Stock Incentive Plan: Pursuant to the terms of the 1997 Stock Incentive Plan and 2000 Stock Incentive Plan, the Company reserved 860,106 Performance Units ("Units"), representing the maximum number of Units the officers could receive. Each Unit represents the right to receive from the Company at the end of a stipulated period one unrestricted share of Common Stock, contingent upon achievement of certain financial performance goals over the stipulated period. Should the Company fail to achieve the specific financial goals as set by the Executive Compensation Committee of the Board of Directors, the Units are canceled and the related shares revert to the Company for reissuance under the plan. The aggregate fair market value of the underlying shares granted under this plan is considered unearned compensation at the time of grant and is adjusted quarterly based on the current market price for the Common Stock. Compensation expense is determined based on management's current estimate of the likelihood of meeting the specific financial goals and expensed ratably over the stipulated period. The Executive Compensation Committee of the Board of Directors reviewed the Company's three year performance and determined that the highest level of performance criteria was achieved for the Unit awards and in November 2003, a total of 190,252 Units were converted into stock and issued to officers. In November 2006, 405,166 Units will be assessed for the three-year performance period of the Company ending September 30, 2006. The remaining balance in the reserve will be assessed for the three-year performance period of the Company ending September 30, 2007. In November 2005, the Company awarded an additional 194,673 Units.

Director Stock Awards: In addition to stock option awards, the nonemployee directors may be granted an award of common stock of the Company with no exercise price ("restricted stock"). Stock option and restricted stock awards vest over three or four-year periods, if they are still a director for the Company at the end of the period, and are exercisable for periods ranging from one to ten years. Upon retirement, vesting may accelerate. Restricted stock awards total of 79,896 as of September 30, 2005, of which 10,632 were exercisable. Compensation expense is valued using a Black-Scholes model and is expensed using graded vesting. In November 2005, the Company granted an additional restricted stock award of 48,000 to nonemployee directors.

14. Stockholders' Equity

Common Stock: The Board of Directors has unanimously approved the charter amendment increasing the authorized number of shares of common stock from 380,000,000 shares to 980,000,000 shares, which requires stockholder approval.

Dividends: The Company's Board of Directors approved a 2 for 1 stock split to be effected in the form of a stock dividend payable on September 1, 2005 to stockholders of record as of August 18, 2005. Share and earnings per share amounts have been restated for all periods presented to reflect the increased number of common shares outstanding. From its initial public offering in 1990 until 2004, BJ Services did not pay any cash dividends to its stockholders. However, on July 22, 2004, the Company announced the initiation of a regular quarterly cash dividend. The Company paid cash dividends in the amount of $.04 per common share on a quarterly basis and $51.9 million in the aggregate annual amount during fiscal 2005. On July 28, 2005 the Company's Board of Directors approved a 25% increase in the quarterly cash dividend and declared a cash dividend of $.05 per common share payable on October 15, 2005 to shareholders of record on September 15, 2005, in the aggregate amount of $16.1 million. The Company anticipates paying cash dividends in the amount of $.05 per common share on a quarterly basis in fiscal 2006. However, dividends are subject to approval of the Company's Board of Directors each quarter, and the Board has the ability to change the dividend policy at any time.

Stockholder Rights Plan: The Company has a Stockholder Rights Plan (the "Rights Plan") designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights Plan was amended September 26, 2002, to extend the expiration date of the Rights to September 26, 2012 and increase the purchase price of the Rights. Under this plan, as amended, each outstanding share of common stock includes one-eighth of a preferred share purchase right ("Right") that becomes exercisable under certain circumstances, including when beneficial ownership of common stock by any person, or group, equals or exceeds 15% of the Company's outstanding common stock. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $520, subject to adjustment under certain circumstances. As a result of stock splits effected in the form of stock dividends in 1998, 2001, and 2005, one Right is associated with eight outstanding shares of common stock. The purchase price for the one-eighth of a Right associated with one share of common stock is effectively $65. Upon the occurrence of certain events specified in the Rights Plan, each holder of a Right (other than an "Acquiring Person," as defined under the Rights Plan) will have the right, upon exercise of such Right, to receive that number of shares of common stock of the Company (or the surviving corporation) that, at the time of such transaction, would have a market price of two times the purchase price of the Right. No shares of Series A Junior Participating Preferred Stock have been issued by the Company.

Treasury Stock: In December 1997, the Board of Directors approved a share repurchase program authorizing purchases of up to $150 million of Common Stock at the discretion of the Company's management. The Board subsequently increased the authorized amount to $300 million in May 1998, to $450 million in September 2000, to $600 million in July 2001 and again to $750 million in October 2001. Under this program, the Company has repurchased a total of 48,366,000 shares at a cost of $499.0 million through fiscal 2002. In fiscal 2005, there were 3,982,000 shares purchased at a cost of $98.4 million. No shares were repurchased in fiscal 2004 or 2003. Treasury shares have been utilized for the Company's various stock plans as described in Note 13. A total of 3,655 treasury shares were used at a cost of $45.2 million in fiscal 2005, 7,126 treasury shares were used at a cost of $60.1 million in fiscal 2004, and 3,022 treasury shares were used at a cost of $20.1 million in fiscal 2003.

15. Quarterly Financial Data (Unaudited)

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year Total
Fiscal Year 2005:					
Revenue	**$ 737,782**	**$ 795,863**	**$ 817,261**	**$ 892,280**	**$ 3,243,186**
Gross profit [1]	**175,234**	**209,187**	**216,065**	**254,305**	**854,791**
Net income [2]	**95,033**	**109,554**	**114,193**	**134,262**	**453,042**
Earnings per share:					
Basic	**.29**	**.34**	**.35**	**.42**	**1.40**
Diluted	**.29**	**.33**	**.35**	**.41**	**1.38**
Fiscal Year 2004:					
Revenue	$ 600,799	$ 647,060	$ 658,662	$ 694,465	$ 2,600,986
Gross profit [1]	132,564	151,126	148,255	170,732	602,677
Net income [2]	61,513	73,264	129,287	96,978	361,041
Earnings per share:					
Basic	.19	.23	.40	.30	1.13
Diluted	.19	.22	.39	.29	1.10

[1] Represents revenue less cost of sales and services and research and engineering expenses.
[2] Includes Halliburton patent infringement award of $86.4 million (net of legal expenses) in fiscal 2004 (see Note 10 of the Notes to the Consolidated Financial Statements).

Design: John Weaver Design \ Houston Texas



BJ Services Company
5500 N.W. Central Drive
P.O. Box 4442
Houston, Texas 77210-4442